FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 22, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 22, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Stock Code：2311
NYSE：ASX

Notice and Agenda

Of

2015 Annual Shareholders’ Meeting

June 23, 2015

Coupon 1

Notice for Meeting

I.	Please note that we are scheduled to hold the 2015 Shareholders’ General Meeting on Tuesday, June 23, 2015 at 10:00 a.m. (shareholder registration starts at 9:00 am sharp; please sign-in at the meeting location) at Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City. Meeting contents: 1. Highlights of Presentation: (1) 2014 Business Report (2) Report by supervisors on review of the 2014 financial statements (3) Report on total amount for endorsement, guarantee and amount of loans to third parties (4) Report on the implementation of the privately placed foreign convertible corporate bonds passed in the 2014 shareholders' general meeting (5) Report on the implementation of ASE's indirect investments in mainland China (6) Report on the implementation of buyback of ASE shares. 2. Matters for Ratification:(1) Ratification of ASE's 2014 final financial statements. (2) Ratification of 2014 earnings distribution proposal 3. Matters for discussion: (1) To consecutively or simultaneously select one of or combine cash increase by issuing common shares and DR, domestic cash increase by issuing common shares, and privately placed foreign convertible corporate bonds (2) Revision of ASE’s Procedure for the Acquisition or Disposal of Assets (3) Revision of the Procedure for Lending Funds to Other Parties (4) Revision of the Procedure for Making of Endorsement and Guarantees (5) Revision of ASE’s Articles of Incorporation. 4. Elections: Reelection of directors. 5. Other Proposals: Waiver of non-competition clauses for newly elected directors of ASE. 6. Extempore Motions.

II.	Dividend to be distributed is NT$2 per share, all of which will be distributed in cash. If at a later date ASE’s foreign convertible corporate bonds holders exercise the right of conversion, or new shares are issued to employees against Employee Stock Option warrants, or new shares are issued by ASE for cash increase, or there is a buyback of ASE’s stocks, or transfer or cancellation of ASE’s treasury stocks, which affects the cash distribution rate of the shareholders’ bonus requiring adjustment, the management will request the shareholders’ meeting to authorize the Board of Directors to handle the situation and make adjustments accordingly.

III.	Please refer to the description on the back for how privately placed foreign convertible corporate bonds will be handled (Coupon 5).

IV.	Article 209 of the Company Act stipulates that directors should brief actions they are going to take within the scope of ASE's business operation for themselves or for others in the shareholders' meetings and obtain permission. Currently re-elected new directors and their representatives shall be waived of non-competition clauses for behavior prohibited under Article 209 of the Company Act starting from the date of inauguration on the condition that the said behavior does not undermine ASE's interests.

V.	According to Article 165 of the Company Act, stock transfers shall be discontinued from April 25, 2015 to June 23, 2015.

VI.	Apart from the public announcement, this is the letter of invitation attached with one copy each of the Notice for Attendance of the Shareholders’ General Meeting and proxy. You are cordially invited to attend. If you are to attend the meeting in person, please report to the meeting location on the day of the meeting by filling out Coupon 2 (the Notice of Attendance in Person) and Coupon 3 (the Sign-in Card). If you wish to appoint an agent to attend the meeting on your behalf, please send back Coupon 6 (the Proxy) and Coupon 3 (Sign-in Card) in its full form, duly filled out, to ASE’s stock affairs agent,

President Securities Corp., attention: Department of Stock Affairs, 5 days prior to the meeting. Once the signature or seal is verified, ASE’s stock affairs agent will send back the Sign-in Card with the registration seal affixed to you or your agent for attendance in the shareholders’ general meeting.

VII.	If any shareholder wishes to enlist proxies, ASE will produce a general checklist stating therein the information of the solicitor and the soliciting information on May 22, 2015 to be disclosed on the website (http://free.sfi.org.tw). Investors who wish to make an enquiry may enter the website and go to Free Enquiry System for Announced Information Relating Proxy. Click on Entry for Enquiry About the Announced Information on Proxy for Meeting on the right-hand side and enter the search criteria.

VIII.	Verification of proxy votes at the shareholders’ general meeting shall be conducted by the Department of Stock Affairs at President Securities Corp.

IX.	In this shareholder's meeting, shareholders may exercise their voting rights electronically. The period for them to exercise the right is May 24 through June 20, 2015. Log in to Taiwan Depository & Clearing Corporation's "Stock Vote" website and proceed in accordance with the instructions provided (web address: https://www.stockvote.com.tw)

X.	This is for your information. Please act accordingly.

To:

Shareholder ___________

The Board of Directors, Advanced Semiconductor Engineering, Inc.

Address: B1, 8, Tunghsing St., Sungshan District, Taipei City 105

Stock Affairs Agent for Advanced Semiconductor Engineering, Inc.

Exclusive line for stock affairs agency: (02) 2746-3797 (Representative Line) Website: http://www.pscnet.com.tw/

The personal information collected by the Department of Stock Affairs Agency is processed or used only for stock affairs purposes, and the related information will be stored according to the regulations or the agreed storage periods. Please contact the Department of Stock Affairs Agency if you intend to exercise the related rights.

Coupon 2:

Notice for Those Attendance in Person

Please note that I shall personally attend the 2015 Shareholders’ General Meeting on June 23, 2015 and you may send me the Sign-in Card.

To:

Advanced Semiconductor Engineering, Inc.

Shareholder No.:

Shareholder Name:

(If proxy is consigned, please endorse on the back of the card)

Please sign here if you shall attend the meeting in person.

Serial No.:	Checked and Verified by:

Coupon 3: Sign-in Card

This Sign-in Card will become null and void without the registration seal by the Company’s stock affairs agent.

2015 Shareholders’ General Meeting of Advanced Semiconductor Engineering, Inc.

□ To attend in person

□ By proxy

Sign-in Card

Time: 10 am, Thursday, June 23, 2015

Place: Zhuang Jing Auditorium, 600, Jiachang Rd., NEPZ, Nanzih Dist., Kaohsiung City.

Shareholder No.: Number of Shares Held:
Addressee: Shareholder Name: Mailing Address of Shareholder: Name of Agent: Mailing Address of Agent:
Serial No. of Attendance:	Approved by:

Coupon 4

Advanced Semiconductor Engineering, Inc. cash dividend transfer (change) application form

Account No.						Authorized seal
Account Name
Telephone
Original registration (Do not send in the form if there are no errors)	Name of Bank		Bank Code		Branch	Account title	Account No.	Check digit

(New) Change	Name of Bank		Bank Code		Branch	Account title	Account No.	Check digit

	Post Office	Passbook (H)	P07	Branch No.		-	Acc ount No.	-

※	Please fill out bank information completely and carefully; a check will be sent if the fund is unable to be transferred

※	If you are not familiar with filling out the account number for fund transfer, please attach a photocopy of your account passbook to facilitate data entry.

※	The distribution of cash dividends by the Company may be conducted via bank transfer or via checks.

※	Please send the form back to the Department of Stock Affairs at President Securities Corp. before June 23, 2015 for processing.

Please Note:

※	The souvenir for shareholders this year will be: 12LED Lamp fan; in the event of insufficient quantity, an alternative souvenir of equal value will be distributed..

※	If you are unable to attend the shareholders' meeting in person and wish to appoint the Department of Stock Affairs of President Securities Corp. to attend on your behalf, please present your proxy form, signed or sealed, to President Securities Corp. between May 27, 2015 and June 16, 2015 (with the exception of weekends and holidays), from 8:30 am to 4:30 pm at the following address: 1F, 8, Dongxing Rd., Songshan District, Taipei City; (02)2746-3797. Applications are not accepted otherwise.

※	You may pick up the souvenir from June 17 to June 22, 2015 at President Securities Corp. at No. 8, Dongxing Rd., Songshan District, Taipei City or from June 17 to June 22, 2015 at 26, Jing 3rd Road, NEPZ, Kaohsiung City. 8:30 a.m. to 4:30 p.m. (except on weekends and holidays.)

※	If you plan to attend the meeting in person on June 23, 2015, you may pick up the souvenir at the meeting.

※	For shareholders who wish to exercise voting rights by electronic means, the souvenir may be picked up between 8:30 a.m. and 4:30 p.m. on June 23, 2015 at the Department of Stock Affairs of President Securities Corp. at No. 8, Dongxing Rd., Songshan District, Taipei City. Souvenirs cannot be mailed or exhanged after the meeting.

※	You may enquire about souvenir-related information at the exclusive souvenir section on the website of President Securities Corp. at http://www.pscnet.com.tw/.

Advanced Semiconductor Engineering, Inc. 2015 Shareholders’ General Meeting: Summary of Proxy Solicitors

Date of Shareholder's General Meeting: June 23, 2015

Serial No.	Solicitor	Authorizing shareholder	List of candidates for directorship to be supported List of candidates	Business philosophy of candidates for directorship	Name of place of solicitation or name of person mandated by the solicitor to handle solicitation matters
1	Trust Division Chinatrust Commercial Bank	ASE Enterprises Ltd.

List of candidates for directorship

1.  Representative, ASE Enterprises Ltd. Jason C.S. Chang

2.  Richard H.P. Chang

3.  Representative, ASE Enterprises Ltd. Tien Wu

4.  Representative, ASE Enterprises Ltd. Joseph Tung

5.  Representative, ASE Enterprises Ltd. Raymond Lo

6.  Representative, ASE Enterprises Ltd. Jeffery Chen

7.  Representative, ASE Enterprises Ltd. T.S. Chen

8.  Rutherford Chang

9.  Sheng-fu You (Independent  Director)

10. Ta-lin Hsu (Independent Director)

11. Mei-yueh Ho (Independent Director)

1. Providing customers with professional services of the highest quality

2. Creating long-term and stable profits for the Company and our customers

3. Achieving success and prosperity with partner firms

4. Providing training to employees to enable them to excel in their respective areas of expertise

5. Treating all employees fairly and reasonably

6. Providing employees with a pleasant and open work environment

7. Remaining as flexible as possible in business operations

1.     Agency Dept., Chinatrust Commercial Bank

Address: No. 70, Huaining St., Taipei

Telephone: (02) 6636-5566

2.     Wenxin Branch, Chinatrust Commercial Bank

Address: No. 875, Sec. 4, Wenxin Rd., Taichung

Telephone: (04) 2246-9988

3.     South Kaohsiung Branch, Chinatrust Commercial Bank

Address: No. 21, Yixin 2nd Rd., Kaohsiung

Telephone: (07) 3366768

[Limited to at least 1,000 shares]

Solicitation period: May 27 to June 16, 2015

Note: The above is provided in summary format. If you require more detailed information please refer to the announcements provided with the Notice for Meeting or visit the Securities & Futures Institute website at http://free.sfib.org.tw/.

Coupon 5

Private offering of foreign convertible corporate bonds

In order to meet long term capital requirements and allow more diversified and flexible funding channels, the AGM is urged to authorize the board to consecutively or simultaneously select one of or combine issuing of DRs through cash increase, conduct domestic cash increase by issuing common shares, and privately offer foreign convertible corporate bonds at appropriate times depending on market circumstances and capital requirements.

According to Article 43-6 of the Securities and Exchange Act and the Directions for Public Companies Conducting Private Placements of Securities, the aforementioned private offering of foreign convertible corporate bonds is described as follows:

(1)	Basis and reasonableness of private offering price:

The issue price for the private offering of foreign convertible corporate bonds is set to be not lower than 80% of the formula price referred to in the Directions for Public Companies Conducting Private Placements of Securities. For the actual issue price, the shareholders meeting will be requested to grant the board of directors the authority to set the price according to the law and not below the range approved by the shareholders meeting and depending on current market and company circumstances. The price for this private offering of foreign convertible corporate bonds is set according to the regulations and in consideration of the strict restrictions for transfer timing, recipient, and quantity of the privately offered securities. In addition, the shares converted from the corporate bonds may not be publicly listed for three years of the delivery. The price for this private offering of foreign convertible corporate bonds is deemed to be reasonable under the terms and factors such as weaker liquidity.

(2)	Selection method and purpose for offerees, necessity, and expected benefits:

The offeree selection procedure shall follow the rules under Article 43-6 of the Securities and Exchange Act and the previous order (2002) Tai-Cai-Zheng-1 No. 0910003455 of June 13, 2002, of the Securities and Futures Commission of the Ministry of Finance. The purpose for selecting offerees is to introduce strategic investors. A strategic investor refers to an individual or corporate entity that, for the purpose of increasing the Company's profits, assists the Company to enhance technology, improve quality, increase efficiency, and expand market share through vertical or horizontal industry integration or collaboration in product or market development. The selection of offerees shall be decided by the board of directors as authorized by the shareholders meeting. The purpose, necessity, and expected benefits are to meet the demands of the Company's operations by having private offering investors provide the Company with assistance in enhancing technology, improving quality, reducing costs, increasing efficiency, and expanding the market in order to strengthen the Company's competitiveness and improve operational efficiency and long term development.

(3)	Necessity, use of funds, and expected benefits:
1.	Reasons against a public offering: The choice of a private offering is in support of the Company's future business development and plans to introduce strategic investors and in consideration of the time sensitiveness, convenience, issue costs and shareholder stability provided by a private offering. In addition, privately offered securities are restricted from free transfer under the Securities and Exchange Act, and the rule will ensure a long term partnership between the Company and its strategic investors.
2.	Maximum amount of private offering: This private offering of foreign convertible corporate bonds is subject to a maximum of NT$16 billion or the equivalent in foreign currencies. However, the actual amount of the private offering shall be determined in accordance with the applicable regulations and financial market conditions at the time. When a convertible corporate bond holder obtains common shares of the Company by exercising conversion rights, the number of shares is calculated based on the conversion price at the time of conversion.
3.	Use of funds and expected benefits: The private offering of foreign convertible corporate bonds may be made by the board of directors as authorized by the shareholders meeting within one year of the passing of the resolution. The capital raised is expected to be used for one or more purposes of capital expenditure, providing for working capital increases, repaying bank loans, and reinvestment. In addition, it is expected that the funds will be completely used up within three years after the private offering is completed. The expected benefits include a positive impact on shareholder rights and one or more of a strengthened industry position, enhanced long term competitiveness, improved financial structure, and savings on interest expenses. However, the actual private offering and the schedule for the use of funds shall depend on the Company's capital requirements, legal regulations, and financial market circumstances.
(4)	Rights and obligations associated with converting corporate bonds to common shares The rights and obligations associated with the common shares converted from this private offering of foreign convertible corporate bonds are identical to those associated with the existing common shares of the Company. However, the listing and resale of such common shares shall be subject to the rules under the Securities and Exchange Act. Private offerings of foreign convertible corporate bonds shall be conducted in compliance with the letter from the Financial Supervisory Commission of the Executive Yuan, Jin-Guan-Zheng-1 No. 09700513881 on October 21, 2008.
(5)	The private offering plan includes primarily the issue and conversion rules, actual private offering price, private offering terms, plan items, amounts, scheduled progress and expected benefits, and other matters potentially related to the issue plan. The shareholders meeting will be requested to authorize the board of directors to make adjustments at its full discretion according to the Company's financial needs, financial market conditions, and relevant regulations. The shareholders meeting will also be requested to authorize the board of directors to make modification or correction at its full discretion in response to future changes in legal regulations, orders from the competent authority, or changes in market conditions, business assessment, or objective environmental conditions.
(6)	In order to complete the private offering of foreign convertible corporate bonds, the shareholders meeting will also be requested to authorize the chairman of the board or a designated person to represent the Company in the signing of all relevant contracts and documents and complete all subsequent procedures for the Company.
(7)	For matters that are not covered herein, the shareholders meeting will be requested to authorize the board of directors to, in accordance with law, proceed at its own discretion.

※For more information on private offerings, please visit the following websites: The Market Observation Post System: http://mops.twse.com.tw/mops/web/index, the Company's website: http://www.aseglobal.com.

Instructions for use of the Proxy

1.	This proxy is provided with two different forms and the shareholder may opt to use either of them. However, if both forms are used simultaneously, it shall be deemed as carte blanche.
2.	Before solicitation for proxy is made by a third party, shareholders are advised to ask the solicitor to provide information on written and advertising contents or consult with the Company-compiled general information of the solicitor’s written and advertising contents in order to fully understand the background information of the solicitor and the candidate to be elected as well as opinions on agenda items of the solicitor.
3.	If the trustee agent is not a Shareholder No., he/she should fill out his/her ID number or the uniform serial number in the Shareholder A/C Column.
4.	If the solicitor is a trust business or service agency institution, please fill out the uniform serial number in the Shareholder No. A/C Column.
5.	All other matters related to the agenda shall be conducted by the instructions herein provided.
6.	If the proxy has already been delivered to the Company and the shareholder decides they wish to personally attend the meeting or exercise his or her voting rights by electronic means, the concerned shareholder should notify the Company in writing two days prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.
7.	The Department of Stock Affairs at President Securities Corp. (No. 8, Dongxing Rd., Songshan District, Taipei City) has been appointed the Company's stock affairs agent for the current shareholders' meeting. Telephone: (02)2746-3797. If you are unable to attend the shareholders' meeting in person to approve the proposals of the Board of Directors, please place a check mark (x) next to the proposal on Format II of the proxy form, signed or sealed (1. Ratification of the Company's 2014 final financial statements. 2. Ratification of 2014 earnings distribution proposal. 3. To discuss whether to consecutively or simultaneously select one of or combine cash increase by issuing common shares and DR, domestic cash increase by issuing common shares, and privately offered foreign convertible corporate bonds. 4. Revision of the Company’s Procedure for the Acquisition or Disposal of Assets. 5. Discussion of revision of the Company’s Articles of Incorporation. 6. Discussion of revision of the Company’s Rules Governing the Election of Directors and Supervisors and renaming to Rules Governing the Election of Directors. The Department of Stock Affairs at President Securities Corp. has been appointed the Company's stock affairs agent.
8.	See Coupon 6 for the format of the proxy.

Coupon 6

If you wish to consign an agent to attend the meeting on your behalf, please fill out this coupon and send it back.

Serial No.:	Checked and Verified by:	Stock Code No.: 2311

Place of solicitation and signature:

Atten: B1, 8, Tunghsing St., Sungshan District, Taipei City 105

Stock Affairs Agent for Advanced Semiconductor Engineering, Inc.

President Securities Corp. Department of Stock Affairs Agency

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Table of Contents

Meeting Procedure		1
Meeting Agenda		2
Status Report		3
Matters for Ratification		5
Matters for Discussion		7
Elections		14
Other Proposals		16
Extempore Motions		16
Attachments:
1.	2014 Business Report	17
2.	Supervisors' Report	21
3.	2014 Independent Auditor's Report and Financial Statements	22
4.	Guidelines for Issuance and Conversion of Privately Offered Foreign Non-guaranteed Convertible Corporate Bonds (tentative)	41
5.	Table of Comparison of Procedures for the Acquisition or Disposal of Assets Table………………….….…………	44
6.	Table of Comparison of Revised Articles of the Procedure for Lending Funds to Other Parties	45
7.	Table of Comparison of Revised Articles of the Procedure for Making Endorsements and Guarantees	50
8.	Table of Comparison of Revised Articles of Incorporation	54
Appendixes:
1.	Rules of Procedure for Shareholders’ Meeting	57
2.	Rules Governing the Election of Directors	61
3.	Articles of Incorporation (before revision)	63
4.	Status of Holdings of Directors and Supervisors	69
5.	Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors	71
6.	Impact upon Business Performance and EPS Resulting from Non-remunerative Share Allotment	72

Advanced Semiconductor Engineering, Inc.

2015 Annual Shareholders’ Meeting Procedure

I.	Meeting called to order (announce respective number of shares held by shareholders present)

II.	Chairperson's opening remarks

III.	Status Report

IV.	Matters for Ratification

V.	Matters for Discussion

VI.	Elections

VII.	Other Proposals

VIII.	Extempore Motions

IX.	Meeting Ends

Advanced Semiconductor Engineering, Inc.

2015 Annual Shareholders’ Meeting Agenda

A.	Time:10:00AM, Tuesday, June 23, 2015

B.	Venue: Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

C.	Attendee: All shareholders and proxies

D.	Chairperson's Remarks

E.	Status Report

(1)	2014 Business Report

(2)	Report by supervisors on review of the 2014 financial statements

(3)	Report on total amount for endorsements, guarantees, and loans to third parties.

(4)	Report on the implementation of the privately offered foreign convertible corporate bonds passed in the 2014 shareholders' general meeting.

(5)	Report on the implementation of ASE's indirect investments in mainland China.

(6)	Report on the implementation of buyback of ASE shares.

F.	Matters for Ratification

Case 1:	Ratification of ASE's 2014 final financial statements.

Case 2:	Ratification of 2014 earnings distribution proposal.

G.	Matters for Discussion

Case 1:	Discussion of whether to consecutively or simultaneously select one of or combine cash increase by issuing common shares and DRs, domestic cash increase by issuing common shares, and privately offered foreign convertible corporate bonds.

Case 2:	Discussion of revision of the Procedure for the Acquisition or Disposal of Assets.

Case 3:	Discussion of revision of the Procedure for Lending Funds to Other Parties.

Case 4:	Discussion of the revision of the Procedure for Making of Endorsement and Guarantees.

Case 5:	Discussion of revision of ASE’s Articles of Incorporation.

H.	Elections

Case 1:	Reelection of directors

I.	Other Proposals

Case 1:	Waiver of non-competition clauses for newly elected directors of ASE

J.	Extempore Motions

K.	Meeting Ends

Status Report

(1)	2014 Business Report (proposed by the Board of Directors)

Explanation: Please see Attachment 1 for the 2014 Business Report attached to this manual.

(2)	Report by supervisors on review of the 2014 financial statements (proposed by the Board of Directors)

Explanation: Please see Attachment 2 for the Supervisors’ Report attached to this manual.

(3)	Report of ASE's aggregate amount of endorsements, guarantees, and loans extended to others as of December 31, 2014. (proposed by the Board of Directors)

Explanation: 1. ASE's aggregate amount of endorsements and guarantees is as follows as of December 31, 2014:

Unit: NT$ 1,000

Guarantee beneficiary	Relationship	Guaranteed amount Amount	Actual amount of utilization
Anstock Limited	Subsidiaries in which it indirectly holds 100% voting shares	2,804,922	2,616,614
Anstock II Limited	Subsidiaries in which it indirectly holds 100% voting shares	10,100,306	9,585,235
Total		12,905,228	12,201,849

2.	ASE's aggregate amount of loans extended to others is zero as of December 31, 2014.

(4)	Report on the implementation of the privately offered foreign convertible corporate bonds passed in the 2014 shareholders' general meeting. (proposed by the Board of Directors)
Explanation: 1.	ASE approved through the shareholders' general meeting that took place on June 26, 2014 to authorize the board of directors with the right to engage in raiding funds through privately offered foreign convertible corporate bonds that value NT$15 billion or the equivalent in foreign currencies at maximum when it is considered appropriate.

2.	The board of directors is authorized through the said shareholders' meeting with the power over private offering of foreign convertible corporate bonds. The effective period for the offering will expire on June 25, 2015 and ASE has no plan to continue with private offering within the remainder of the period. Therefore, the said private offering of foreign convertible corporate bonds will not continue for the remainder of the period.

(5)	Report on the implementation of ASE's indirect investments in mainland China. (proposed by the Board of Directors)

Explanation:	ASE increased indirect investments in 2014 with its own funds in mainland China through its offshore subsidiary ASE (Korea) Inc. The investments are briefed as follows:

Approval No. by Investment Commission	Corporate name of investment in mainland China	Approved amount
2014.08.18 Jing-Shen-Er-Zi No. 10300180410	ASE (Weihai) Inc.	US$20 million

(6)	Report on the implementation of buyback of ASE shares.(proposed by the Board of Directors)

Explanation:	For information regarding ASE's stocks repurchase and implementation status, refer to the following table:

Phase of repurchase	7
Date of resolution reached at the board of directors' meeting	104/2/26
Purpose of repurchase	To change share ownership
Actual repurchase period	104/03/03~104/03/27
Type and quantity of actually repurchased shares	120,000,000 common shares
Percentage of actual shares repurchased	100%
Quantity of repurchased shares as a percentage of total outstanding shares (%)	1.53%
Amount of repurchased shares	NT$5,333,405,737
Average repurchase price per share	NT$44.45
Quantity of shares eliminated	0 shares
Accumulated quantity of ASE shares held	120,000,000 shares
Accumulated quantity of ASE shares held to total outstanding shares (%)	1.53%
Reason for the implementation yet to complete	─

Matters for Ratification

Case 1 (proposed by the Board of Directors)

Proposal:	Your ratification of 2014 final accounts is requested.

Explanation:

1、  ASE's 2014 financial statements have been audited and attested by Deloitte & Touche and reviewed by the supervisors.

2、   Please ratify the financial statements (see Attachment 3 to this manual for details) and the 2014 Business Report (see Attachment 1 to this manual for details).

Resolution:

Case 2 (proposed by the Board of Directors)

Proposal:	Please ratify ASE’s 2014 proposal for earnings distribution.

Explanation:

1、  The Board of Directors has drafted ASE’s 2014 proposal for surplus distribution as shown in the table below in accordance with applicable laws and ASE’s Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc.

2014 earnings distribution proposal

Item	Amount
Earnings carried over from the previous year	15,193,332,441
Subtract: Actuarial losses allocated to retained earnings	32,538,303
Add: Current year gross profit	23,592,667,578
Subtract: Provision for 10% statutory surplus reserve	2,359,266,758
Current year earnings to be distributed	36,394,194,958
Items for distribution:
Dividends (Note 1)	15,589,825,292
Current year retained earnings	20,804,369,666

Remarks: NT$211,200,000 to be distributed as the remuneration for directors and supervisors NT$2,335,600,000 to be distributed as bonuses for employees, all in cash

Chairman: Jason C.S. Chang Manager: Richard H.P. Chang Accountant Manager: Hong-Ming Kuo

Note 1:	A total of NT$15,589,825,292 will be distributed as dividends to shareholders at NT$2 per share, all of which will be distributed in cash. The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (7,794,912,646) of shares recorded in the Register of Shareholders as of March 19, 2015 after treasury stocks that were already bought back by ASE were subtracted. If at a later date ASE’s ECB holders exercise the right of conversion, or new shares are issued to employees against Employee Stock Option warrants, or new shares are issued by ASE for cash increase, or there is a buyback of ASE’s stock, or transfer or cancellation of ASE’s treasury stocks, which affects the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the Board of Directors to handle the situation and make adjustments accordingly.

Note 2:	In response to the introduction of an integrated income tax system, earnings of the most recent year will be distributed at this time.

2.	Basis date for dividend distribution: The board is authorized to set the date after it is passed at the shareholders meeting.

Resolution:

Matters for Discussion

Case 1 (proposed by the Board of Directors)

Proposal:	The matter over whether to consecutively or simultaneously select one of or combine cash increase by issuing common shares and DRs, domestic cash increase by issuing common shares, and privately offered foreign convertible corporate bonds is submitted for discussion.

Explanation:

To finance future capacity expansion, provide for working capital increases, repay bank loans, or cope with other needs for funds in the longer term, ASE is urged to authorize the board to consecutively or simultaneously select one of or combine issuing DRs through cash capital increases, conducting domestic cash capital increases by issuing common shares, and privately offering foreign convertible corporate bonds according to articles of incorporation, relevant regulations and the following rules.

1. The principles to issue new common shares and DR for capital increase in cash shall be as follows:

(1)  The current capital increase in cash by issuing common shares and DRs shall not exceed 500 million shares with the board of directors authorized through shareholders' meetings to decide how many shares are to be issued depending on market conditions.

(2)  The price at which shares are issued via issuance of DRs through cash capital increases shall not fall below 90% of the simple arithmetic mean of the share's closing price on the date the issue price is set and its closing price one, three or five days prior to the price-setting date after adjustment for any distribution of stock dividends (or cancelled shares for capital reduction) as per "Self-imposed Rules Governing Underwriters Assisting Companies in Issuing Securities" announced by Taiwan Securities Association. If relevant regulations change, the pricing method may be changed accordingly. As share prices often fluctuate substantially in a short time, the president is authorized to set the issue price by following international practices after consulting the underwriter and considering international capital markets' circumstances, domestic market prices, and the book building status. The DR's issue price is decided based on the fair market price of ASE's common stock. Original shareholders who did not participate in the offering, if for the purpose of maintaining shareholding structure, may purchase common stock in Taiwan's stock market at a price close to the DR's issue price without having to assume exchange and liquidity risks. In addition, shares issued via issuance of DRs through cash increases will dilute the original shareholders' equity to a maximum of 6.41%, not a major impact on shareholders' rights and interests.

(3)  10%~15% of common shares issued for this capital increase in cash shall, according to Article 267 of The Company Act, be reserved for subscription by company employees and the shareholders meeting will be requested to fully appropriated the remaining 85%~90% for open issuance as the securities for DR as the original shareholders have waived their rights for subscription in accordance with Article 28-1 of the Securities Exchange Act. For the part that employees have not subscribed for, the Chairman is authorized to contact a designated party for purchase or, depending on market requirements, list as the original securities for participation in the issuance of DR.

(4)  The funds raised by shares issued via issuance of DRs through this cash capital increases shall be used to expanding the factories, purchase equipment, purchase materials overseas, make reinvestments, and/or repay bank loans. Implementation shall be completed within 2 years after the funds are raised. The project is expected to boost ASE's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests.

(5)  The board of directors is authorized to adjust, set, and administer the major contents of the cash capital increase by DR issuance plan, which includes issuance rules, source of capital, plan items, estimated progress and estimated probable effect generated as well as other matters relevant to the issuance of DR, according to market conditions. If a cash capital increase must be changed as ordered by the regulatory authority or required by circumstances, the board is authorized to make corresponding changes.

(6)  In conjunction with the issuance method of common shares for this capital increase in cash and participation in DR issuance, the president or his designated representative is authorized to represent ASE in signing all documents related to the participation in the issuance of DR as well as handling all needed matters.

2. The principles for domestic cash capital increase by issuing common shares:

(1)  The number of common shares issued for this domestic cash increase may not exceed 500 million shares.

(2)  Face value of shares issued via cash increase is NT$10 per share. The issue price shall be decided by the Chairman after consulting the underwriter as per the "Self-imposed Rules Governing Underwriters Assisting Companies in Issuing Securities" announced by the Taiwan Securities Association and market conditions at time of issue and filed with the competent authority.

(3)  According to Article 28-1 of the Securities Exchange Act, the underwriting method for the publicly offered portion shall be decided by the board of directors as authorized between public subscription and book building.

A.  If public subscription is selected:

Apart from the 10%~15% of the issued shares to be reserved for employee subscription at the actual issue price according to Article 267 of the Company Act, 10% of the newly issued shares will be publicly offered to comply with Article 28-1 of the Securities Exchange Act, while the remaining 75%~80% will be subscribed by the existing shareholders based on the shareholding percentages on the base date. For an existing shareholder who holds insufficient shares to subscribe to one new share, joint subscription with other shareholders or combined subscription by one person will be allowed; any employee or existing shareholder who does not subscribe to the issue authorizes the Chairman to contact a designated party for purchase at the issue price.

B.   If book building is selected:

Apart from the 10%~15% of the issued shares to be reserved for employee subscription at the actual issue price according to Article 267 of the Company Act, the remaining shares will be subject to Article 28-1 of the Securities Exchange Act, and the existing shareholders waive the right to subscribe before the shares all become publicly offered based on the book building method. In addition, if ASE’s employees have not subscribed sufficiently and adequately or waived the right to subscribe, the chairman may contact a designated party for purchase.

(4)  The rights and obligations associated with the new shares issued for the cash increase are identical to those associated with the existing shares.

(5)  The funds raised by common shares issued through this cash increase shall be used to expand factories, purchase equipment, purchase materials overseas, provide for working capital increase, make reinvestments, and/or repay bank loans. Implementation shall be completed within 2 years after the funds are raised. The project is expected to boost ASE's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests.

(6) The board of directors is authorized to adjust, set, and administer the major contents of the cash capital increase plan, which includes issuance rules, source of capital, plan items, estimated progress and estimated probable effect generated as well as other matters relevant to the issuance of DR, according to market conditions. If a cash capital increase must be changed as ordered by the regulatory authority or required by circumstances, the board is authorized to make corresponding changes.

 (7)  Once the plan for cash increase is filed with the competent authority, the Chairman will be authorized to set the base date, payment period, and ex-rights date for new share issue.

3. The principles to privately issue foreign convertible corporate bonds:

(1)  This private offering of foreign convertible corporate bonds is subject to a maximum of NT$16 billion or the equivalent in foreign currencies. Please see Attachment 4 to this Agenda for the preliminary issue and conversion rules for this private offering of foreign convertible corporate bonds, which will be handled by the board of directors authorized by the shareholders meeting based on ASE's funding needs or financial market conditions.

(2)  Basis and reasonableness of private offering price:

The issue price for the private offering of foreign convertible corporate bonds is set to be not lower than 80% of the formula price referred to in the Directions for Public Companies Conducting Private Placements of Securities. For the actual issue price, the shareholders meeting will be requested to grant the board of directors the authority to set the price according to the law and not below the range approved by the shareholders meeting and depending on current market and company circumstances. The price for this private offering of foreign convertible corporate bonds is set according to the regulations and in consideration of the strict restrictions for transfer timing, recipient, and quantity of privately offered securities. In addition, shares converted from corporate bonds may not be publicly listed for three years from delivery. The price and terms for this private offering of foreign convertible corporate bonds is deemed to be reasonable considering factors such as weakened liquidity.

(3)  Offeree selection method and its purpose, necessity, and expected benefits:

The offeree selection procedure shall follow the rules under Article 43-6 of the Securities and Exchange Act and the previous order (91) Tai-Cai-Zheng-1 No. 0910003455 on June 13, 2002 from the Securities and Futures Commission of the Ministry of Finance. The purpose for selecting offerees is to introduce strategic investors. A strategic investor refers to an individual or corporate entity that, for the purpose of increasing ASE's profits, assists ASE to enhance technology, improve quality, increase efficiency, and expand market share through vertical or horizontal industry integration or collaboration in product or market development. The selection of offerees shall be decided by the board of directors as authorized by the shareholders meeting.

The purpose, necessity, and expected benefits are to meet the demands of ASE's operations by having private offering investors provide ASE with assistance in enhancing technology, improving quality, reducing costs, increasing efficiency, and expanding the market in order to strengthen ASE's competitiveness and improve operational efficiency and long term development.

(4)  The necessity, use of funds, and expected benefits:

A.  Reasons against a public offering:

The choice of a private offering is in support of ASE's future business development and plans to introduce strategic investors and in consideration of the time sensitiveness, convenience, issue costs and shareholder stability provided by a private offering. In addition, privately offered securities are restricted from free transfer under the Securities and Exchange Act, and this rule will ensure a long-term partnership between ASE and its strategic investors.

B.  Maximum amount of private offering:

The total value of privately offered foreign convertible corporate bonds is limited to NT$16 billion or its equivalent in foreign currencies at maximum. However, the actual value of private offering shall be determined according to applicable laws and regulations and financial market circumstances at the time. When a convertible corporate bond holder obtains common shares of ASE by exercising conversion rights, the number of shares is calculated based on the conversion price at the time of conversion.

C.  Use of funds and expected benefits:

The current private offering of foreign convertible corporate bonds may be embarked on by the Board of Directors within a year from the date the resolution is reached during a shareholders' meeting. The raised capital is expected to be used for one or more purposes such as capital expenditure, working capital, payback of bank loans, and reinvestments. In addition, it is expected that the fund will be completely used within two years after private offering is completed. The expected benefits include a positive impact on shareholder rights and one or more of strengthened position in the industry, enhanced long term competitiveness, improved financial structure, and savings in interest expenses. However, the actual private offering and the schedule for the use of funds shall depend on ASE's capital requirements, legal regulations, and financial market circumstances.

(5)  Rights and obligations associated with converting corporate bonds to common shares

The rights and obligations associated with the common shares converted from this private offering of foreign convertible corporate bonds are identical to those associated with the existing common shares of ASE. However, the listing and resale of such common shares shall be subject to the rules under the Securities and Exchange Act. Private offerings of foreign convertible corporate bonds shall be conducted in compliance with the letter from the Financial Supervisory Commission of the Executive Yuan, Jin-Guan-Zheng-1 No. 09700513881 on October 21, 2008.

(6)  The private offering plan includes primarily the issue and conversion rules, actual private offering price, private offering terms, plan items, amounts, scheduled progress and expected benefits, and other matters potentially related to the issue plan. The shareholders meeting will be requested to authorize the board of directors to make adjustments at its full discretion according to ASE's financial needs, financial market conditions, and relevant regulations. The shareholders meeting will also be requested to authorize the board of directors to make modification or correction at its full discretion in response to future changes in legal regulations, orders from the competent authority, or changes in market conditions, business assessment, or objective environmental conditions.

(7)  In order to complete the private offering of foreign convertible corporate bonds, the shareholders meeting will also be requested to authorize the chairman of the board or a designated person to represent ASE in the signing of all relevant contracts and documents and complete all subsequent procedures for ASE.

(8)  For matters that are not covered herein, the shareholders meeting will be requested to authorize the board of directors to, in accordance with law, proceed at its own discretion.

Resolution:

Case 2 (proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Procedure for the Acquisition or Disposal of Assets.

Explanation:

1、 To reflect the establishment of an audit committee by ASE to replace supervisors this year (2015), a resolution was reached in the Board of Directors' meeting on March 30, 2015 to revise some articles of the Procedure for the Acquisition or Disposal of Assets.

2、 Your approval of the comparison of Revised Articles of the Procedure for the Acquisition or Disposal of Assets before and after revisions as shown in Attachment 5 is requested.

Resolution:

Case 3 (proposed by the Board of Directors)

Proposal:	Please discuss the revision of the Procedure for Lending Funds to Other Parties.

Explanation:

1、 To meet the requirements of the Financial Supervisory Commission indicated in the Jin-Guan-Zheng-Shan No. 1030034970 letter and to reflect the fact that an audit committee will be established by ASE this year (2015) to replace supervisors, the Board of Directors approved the revision of some articles of the Procedure for Lending Funds to Other Parties in its meetings on September 11, 2014 and March 30, 2015, respectively.

2、 Your approval of the comparison of revised articles of the Procedure for Lending Funds to Other Parties before and after revisions as shown in Attachment 6 is requested.

Resolution:
Case 4 (proposed by the Board of Directors)

Proposal:	Please discuss the revision of the Procedure for Making Endorsements and Guarantees.

Explanation:

1.     To reflect the establishment of an audit committee by ASE to replace supervisors this year (2015), a resolution was reached in the Board of Directors' meeting on March 30, 2015 to revise some articles of the

Explanation:

       Procedure for Making Endorsements and Guarantees.

2.     Your approval of the comparison of revised articles of the Procedure for Making Endorsements and Guarantees before and after revisions as shown in Attachment 7 is requested.

Resolution:

Case 5 (proposed by the Board of Directors)

Proposal:	Please discuss the revision of ASE’s Articles of Incorporation.

Explanation:

1.     To reflect the establishment of an audit committee by ASE to replace supervisors this year (2015), a resolution was reached in the Board of Directors' meeting on March 30, 2015 to revise some articles of ASE's Articles of Incorporation.

2.     Your approval of the comparison of ASE's Articles of Incorporation before and after revisions as shown in Attachment 8 is requested.

Resolution:

Elections

Case 1 (proposed by the Board of Directors)

Proposal:	Election of directors for the new term is requested.

Explanation:

1.     ASE now has nine directors (including two independent directors) and five supervisors whose tenure will expire on June 21, 2015. To meet the requirement of the Financial Supervisory Commission for a mandatory audit committee, ASE will only elect directors for the new term this year (2015) and establish an audit committee to replace supervisors.

2.     In accordance with Article 16 of ASE's Articles of Incorporation, to reflect the establishment of an audit committee, during the election of 2015, 11 to 15 directors, including 3 independent directors and 8 to 12 non-independent directors will be elected for the new term. All of the directors will serve a term of three years. The resolution was reached by the Board of Directors on March 30, 2015 to elect 11 directors, including three independent directors and eight non-independent directors at this current shareholders' general meeting. The new directors will serve a term of three years that begin on June 24, 2015 and expires on June 23, 2018.

3.     List of independent director candidates and their related information are specified as follows:

Name	Education	Experience	Number of shares held
Sheng-fu You	Department of Accounting, National Taiwan University College of Management Master, Graduate Institute of Accounting, National Chengchi University

²   ASE independent director and member of ASE's Remuneration Committee

²   Supervisor of Dynapack International Technology Corporation

²   Supervisor of San Fu Chemical Co., Ltd.

²   Supervisor of Arima Communications Corp.

²   Director of Arima Lasers Corp.

²   Independent director and member of Remuneration Committee of Yulon Motors

²   Member of Remuneration Committee of Taiwan Acceptance Corporation

²   Member of Remuneration Committee of Elite Material Co., Ltd.

²   CPA at Deloitte & Touche (Retired)

0 shares
Ta-lin Hsu	Bachelor of Physics, National Taiwan University Master of Physics, NYU Polytechnic School of Engineering Doctor of Electrical Engineering, University of California - Berkeley	² ASE independent director and member of ASE's Remuneration Committee ² President and Founder of H&Q Asia Pacific	0 shares
Mei-yueh Ho	Bachelor of Agricultural Chemistry, National Taiwan University

²   Minister of Economic Affairs

²   Chairman of Council for Economic Planning And Development

²   Independent director and member of Audit Committee and Remuneration Committee of AU Optronics Corp.

²   Independent director and member of Audit Committee and Remuneration Committee of Bank of Kaohsiung

²   Independent director and member of Remuneration Committee of Kinpo Electronics, Inc.

0 shares

Election outcome:

Other Proposals

Case 1 (proposed by the Board of Directors)

Proposal:	Waiver of non-competition clauses for newly elected directors of ASE

Explanation:

1.     Article 209 of the Company Act stipulates that directors should brief actions they are going to take within the scope of ASE's business operation for themselves or for others in the shareholders' meetings and obtain permission.

2.     If, following reelection, new directors are engaged in the investment or operation of a business entity whose scope of business is similar to that of ASE and acts as a director thereof, we request that the non-competition clauses applicable to the director be waived in order to allow him or her to act as a director or the representative of said business entity, provided that such waiver will not infringe upon the interests of ASE.

Resolution:

Extempore Motions

Meeting Ends

■ Attachment 1

Advanced Semiconductor Engineering, Inc.

Business Report

An overview of 2014 shows that the effectively increased domestic consumer spending and fixed investments during the second quarter in the US were the main driving forces for the economy to recover. The overall global economic performance, however, was not as powerful as expected despite the relatively steady growth compared to 2013. Only the semiconductor industry surprisingly had splendid performance. Gartner1 statistics show that the sales on the semiconductor market reached US$339.8 billion in 2014, a growth of 7.9% from 2013. Driven by the demand for telecommunication chips and consumer electronic products, relatively significant growth was also seen in the packaging and testing industry. ASE rendered impressive results under the joint effort from the whole staff. For the prospects of 2015, Gartner expects that the global semiconductor sales will reach US$ 358.3 billion, a growth of 5.4% from 2014. ASE will keep track of this economic trend and continue to work hard to reach new heights.

According to the report of the IEK ITIS Project, the IC packaging and testing industry in Taiwan produced output of NT$ 453.9 billion in 2014, a growth of 10.4% from 2013. Output of the packaging industry amounted to NT$ 316 billion, a growth of 11.1% from 2013. Output of the testing industry amounted to NT$ 137.9 billion, a growth of 8.9% from 2013. The following is our report on ASE’s operation for the past year:

"2014 Operating Results"

1.	Implementation of the 2014 business plan

ASE’s combined revenue for 2014 totaled NT$ 256.6 billion, an increase of NT$ 36.7 billion and a growth of 16.7% from 2013. As far as the testing industry is concerned, the combined revenue in 2014 was NT$ 159.7 billion, an increase of around NT$ 16.4 billion and a growth of around 11.4% from 2013. The operating accomplishments of ASE throughout 2014 can mainly be divided into three parts, namely (1) continued growth on the advanced packaging market at a two-digit rate: The annual growth rate in the revenue from advanced packaging was 16% in 2014 and the momentum primarily came from system level packaging (Sip); (2) maintained leading position on the copper wire bonding market: The annual growth rate in the revenue from copper wire bonding was 15% in 2014. The market share increased and application of copper process on the market was expedited; and (3) strengthened system integration technology, including copper pillar flip-chip packaging, wafer assembly plus fan-out and embodiment technology.

2.	Budget Implementation

ASE did not release any financial forecast in 2014.

3.	Analysis of financial gains and losses and profitability

ASE's 2014 consolidated financial report shows paid-in capital of NT$ 78,715,179,000, with total equities that belong to the company's clients being NT$ 150,216,952,000, accounting for 45% of the total assets worth NT$ 333,971,460,000. Its long-term funds are 147% of fixed assets and current ratio is 144%. This year's ratios support a relatively better performance than the preceding year. This year's operating profit was NT$ 29,571,257,000, an increase of NT$ 7,526,934,000 and a growth of around 34% from 2013. The after-tax net profit was NT$ 24,222,086,000, an increase of around 50% from the previous year. The overall operation of ASE this year, in both revenue and profitability, has significantly grown from the previous year, with outstanding performance, thanks to the robust macroeconomic recovery and the persistent effort throughout ASE.

4.	R&D Overview

The constantly advancing information and telecommunication electronic products are the mainstream in the current PC era of the electronics industry throughout the world and set the prelude to a mobile computing era. Under the macro-trend that features universal cloud computing and the Internet of everything, wearable computing has also made its debut. The realization of a smart & better life will further drive multiplied growth in the needs for the said products. System integration during the post Moore's era will rely further on the semiconductor packaging, substrate, and testing industries to realize a high-performance, multi-functional, and low-power heterogeneous integration module that combines system level packaging (SiP) and system on chip (SoC); from a high end to the low end, all applications benefit from the development and grow quickly. ASE will continue to consolidate inter-industrial collaboration by researching and developing the three major core technologies and products combining customer demand and market orientation, namely . advanced packaging/module, copper wire bonding/flip-chip bumps, and moderate to low-pin-count packaging. New products and technologies successfully developed by ASE in 2014 are categorized as follows: (1) flip-chip packaging: 20 nm copper process/ultra-low dielectric coefficient with lead-free flip-chip assembly, selective sealing technology, high-density and high bandwidth stacking and packaging technology, multi-layer fine-line buried coreless wiring substrates. The technology also extends to certification of applications of 20 nm and 28 nm flip chips. (2) wire-bond assembly: development of the application of buried wiring substrates, advanced square flat pin-free packaging test, ultra-fine gap and ultra-thin copper/gold wire bond assembly. The technology also extends to certification of applications of 20 nm and 28 nm wire-bond assembly. (3) wafer assembly: stacked wafer thinning, large-size wafer chip packaging, sensor through silicon vias, integrated passive components, 2.5D through silicon vias stacking application certification, fine pitch tin-silver/copper pillar electroplated bumps and certification of applications. (4) Advanced packaging and module: wireless sensor module packaging, sectional protection against electromagnetic interference, highly integrated multi-modular and multi-frequency 3G telecommunication modules, high-density SiP packaging telecommunication LTE modules, etc.

"Overview of 2015 Business Plan"

1.	Operating policy

(1) Providing customers with "best-quality" services; (2) creating long-term and steady profits for the company and customers; (3) working together with partners for a promising future; (4) training employees to become outstanding professionals in respective fields; (5) treating all employees "fairly and reasonably"; (6) providing employees with a "harmonious, pleasant, and open" workplace; (7) remaining flexible wherever possible during operation.

2.	Projected sales volume and basis

In light of current industry dynamics, future market demand and ASE’s capacity, the projected sales volume for 2015 is as follows:

Item	Projected Sales
Packaging	Approx. 17.6 billion chips
Testing	Approx. 2.5 billion chips

3.	Important production and sales policies

During the past ten years, ASE successfully secured better 10-year composite annual growth rates in consolidated revenue, semiconductor packaging revenue, electronic contract manufacturing revenue, and group-wide net profits compared to that for the whole semiconductor industry during the same period. Observations from 2010 to 2014 revealed that capital expenditure on packaging machinery and equipment of ASE accounted for around 10% to 12% of its overall capital expenditure on all semiconductor packaging equipment. Given the market share of ASE on the global contract packaging market of 21% to 22%, it is proof of reasonable capital expenditure and efficient management and operation of ASE. The historical growth pattern of ASE will continue in its 2015 operation. The growth trend will continue to be led by the packaging segment; both the market share and system integration will be increased. In addition, as far as the copper wire bond assembly is concerned, by the fourth quarter of 2014, only 37% of integrated device manufacturers switched to the copper process. ASE will continue to develop sales to integrated device manufacturers in the future. Also by the fourth quarter of 2014, system level packaging accounted for around 18% of the overall revenue of ASE; the goal is to increase the portion to 30% in the future. Finally, the operation model combining system level packaging and electronic contract manufacturing business will be the powerful driving force for ASE's growth.

"Future Development Strategy"

While the world enters a data-driven economy era with the Internet of everything topping the list, ASE is being visionary among this future trend by consolidating system level packaging. Besides investing in capacity-related technologies, ASE also proactively explores prospective partners to form a global strategic alliance. Together with its partners, ASE will establish the framework for the Internet of everything system applying group-based strategies to welcome the arrival of data-driven economy. In addition, in the constantly-changing market and environment, we are leading the industry in the development of the latest technology and adoption of new materials and processes to help IC-design customers remain their leading position and come out on top; this is also ASE's mission. Meanwhile, to fulfill its commitment to honoring its corporate social responsibility, ASE started in 2014 to donate at least NT$ 100 million a year and the effort will continue for at least 30 years, that is, a combined value of at least NT$ 3 billion, to the promotion of environmental protection-related tasks in Taiwan. Everyone acts on the belief "fall to rise and never give up" and keeps progressing without stop; this is ASE's underlying spirit.

"Impacts from External Competitive, Regulatory and Overall Operating Environments"

Forecast data of multiple research institutes show that the global economy is likely to gradually turn better in the coming year, which is expected to also drive domestic economy at the same time. Continuous and steady recovery is expected of the US economy in 2015. Other favorable factors such as falling international oil prices and relaxed monetary policies adopted by most governments also add new highlights to the economic growth in the coming year. Nevertheless, geopolitical conflicts and the Ebola epidemic in the international society are hidden concerns and have instilled uncertainty to the world economy. As far as the situation in Taiwan is concerned, impacts triggered by the Red Supply Chain storm and the delay in the signing of the Free Trade Agreement and its negotiations are reminding us of dealing with challenges in the future more carefully. The operational breakthroughs made by ASE in 2014 are the accomplishments that everyone within ASE and its business partners should be proud of! We have not only set an important milestone but also laid a solid groundwork for flourishing developments in the future. We were constantly making breakthroughs in sales and setting many new records in 2014. We also depicted an innovative blueprint and vision for the future. In the coming five, ten, and 30 years, however, ASE will be faced with sterner challenges. We can only approach the future with steady steps in an unfavorable environment when we stay together and work hard. Let's hold hands and jointly protect ASE that belongs to us to make it grow further and keep track of the industrial trends in the future to take lead in the next wave of electronic revolution.

Chairman: Jason C.S. Chang President: Richard H.P. Chang Accountant Manager: Hong-Ming Kuo

[1] Source: Forecast Analysis: Electronics and Semiconductors, Worldwide, 4Q14 Update, Published: 16 January 2015, Analyst(s): Ganesh Ramamoorthy, Bryan Lewis, Ben Lee, etc.

The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

■Attachment 2

Supervisors' Report

The Board of Directors has prepared and submitted the 2014 financial statements, which have been audited and certified by CPAs Chen Zhen-li and Jiang Jia-ling of Deloitte. These, the business report, and other forms including the resolution to distribute earnings have been reviewed by us. We are of the opinion that, in accordance with Article 219 of the Company Act, they correctly portray ASE's business activities and submit this report for your examination.

Advanced Semiconductor Engineering, Inc. Supervisors: YY Tseng

David Pan TS Chen JJ Lee Jerry Chang April 8, 2015

■Attachment 3

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Consolidated Financial Statements as of December 31,
2013 and 2014 and for the Years Ended December 31,
2012, 2013 and 2014 and Report of Independent
Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Taipei, Taiwan

Republic of China

March 11, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2013	December 31, 2014
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$45,026,371	$51,694,410	$1,635,899
Financial assets at fair value through profit or loss - current (Notes 4, 5 and 7)	2,764,269	4,988,843	157,875
Available-for-sale financial assets - current (Notes 4 and 8)	2,376,970	1,533,265	48,521
Trade receivables, net (Notes 4 and 10)	43,235,573	52,920,810	1,674,709
Other receivables (Note 4)	422,345	537,122	16,997
Current tax assets (Notes 4 and 24)	150,596	65,312	2,067
Inventories (Notes 4, 5 and 11)	16,281,236	20,163,093	638,072
Inventories related to real estate business (Notes 4, 5, 12, 23 and 34)	18,589,255	23,986,478	759,066
Other financial assets - current (Notes 4 and 34)	278,375	638,592	20,209
Other current assets	3,051,492	3,427,265	108,458

Total current assets	132,176,482	159,955,190	5,061,873

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current (Notes 4 and 8)	1,140,329	941,105	29,782
Investments accounted for using the equity method (Notes 4 and 13)	1,205,158	1,468,242	46,463
Property, plant and equipment (Notes 4, 5, 14, 23, 34 and 35)	131,497,331	151,587,115	4,797,061
Goodwill (Notes 4, 5 and 15)	10,347,820	10,445,415	330,551
Other intangible assets (Notes 4, 5, 16 and 23)	1,605,824	1,467,871	46,452
Deferred tax assets (Notes 4, 5 and 24)	3,684,702	4,265,220	134,975
Other financial assets - non-current (Notes 4 and 34)	354,993	367,345	11,625
Long-term prepayments for lease (Note 17)	4,072,281	2,585,964	81,834
Other non-current assets	637,163	635,350	20,106

Total non-current assets	154,545,601	173,763,627	5,498,849

TOTAL	$286,722,083	$333,718,817	$10,560,722

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2013	December 31, 2014
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 18)	$44,618,195	$41,176,033	$1,303,039
Financial liabilities at fair value through profit or loss - current (Notes 4, 5 and 7)	1,853,304	2,651,352	83,903
Derivative financial liabilities for hedging - current (Notes 4, 5 and 9)	3,310	—	—
Trade payables	28,988,976	35,411,281	1,120,610
Other payables (Note 20)	14,758,553	22,364,516	707,738
Current tax liabilities (Notes 4 and 24)	4,225,390	6,630,696	209,832
Advance real estate receipts (Note 4)	19,248	480,325	15,200
Current portion of bonds payable (Notes 4 and 19)	731,438	—	—
Current portion of long-term borrowings (Notes 18 and 34)	5,276,206	2,831,007	89,589
Other current liabilities	1,585,177	2,134,917	67,561

Total current liabilities	102,059,797	113,680,127	3,597,472

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 19)	20,582,567	31,270,131	989,561
Long-term borrowings (Notes 18 and 34)	29,580,659	24,104,424	762,798
Deferred tax liabilities (Notes 4, 5 and 24)	2,663,767	3,932,819	124,456
Long-term payables (Note 20)	894,150	—	—
Accrued pension liabilities (Notes 4, 5 and 21)	4,545,960	4,382,530	138,688
Other non-current liabilities	651,171	657,392	20,804

Total non-current liabilities	58,918,274	64,347,296	2,036,307

Total liabilities	160,978,071	178,027,423	5,633,779

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Notes 4 and 22)
Share capital	78,180,258	78,715,179	2,490,987
Capital surplus	7,921,375	16,013,980	506,772
Retained earnings
Legal reserve	8,720,971	10,289,878	325,629
Special reserve	3,663,930	3,353,938	106,137
Unappropriated earnings	25,190,778	36,000,026	1,139,241
Total retained earnings	37,575,679	49,643,842	1,571,007
Other equity	(102,554)	5,067,640	160,368
Treasury shares	(1,959,107)	(1,959,107)	(61,997)

Equity attributable to owners of the Company	121,615,651	147,481,534	4,667,137

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2013	December 31, 2014
	NT$	NT$	US$ (Note 4)

NON-CONTROLLING INTERESTS (Notes 4 and 22)	$4,128,361	$8,209,860	$259,806

Total equity	125,744,012	155,691,394	4,926,943

TOTAL	$286,722,083	$333,718,817	$10,560,722

The accompanying notes are an integral part of the financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$193,972,392	$219,862,446	$256,591,447	$8,119,983

OPERATING COSTS (Notes 11, 21 and 23)	157,342,744	177,040,435	203,002,918	6,424,143

GROSS PROFIT	36,629,648	42,822,011	53,588,529	1,695,840

OPERATING EXPENSES (Notes 21 and 23)
Selling and marketing expenses	2,766,880	2,982,789	3,438,166	108,803
General and administrative expenses	8,283,264	8,712,862	10,214,810	323,254
Research and development expenses	7,872,422	9,064,712	10,289,684	325,623

Total operating expenses	18,922,566	20,760,363	23,942,660	757,680

Other income and expenses (Notes 20 and 23)	83,192	(1,348,246)	228,615	7,235

PROFIT FROM OPERATIONS	17,790,274	20,713,402	29,874,484	945,395

NON-OPERATING INCOME AND EXPENSES
Other income (Note 23)	553,088	493,884	529,251	16,749
Other gains and losses (Note 23)	244,830	447,886	607,299	19,218
Finance costs (Note 23)	(2,042,544)	(2,307,455)	(2,354,097)	(74,497)
Share of the profit or loss of associates (Note 4)	63,076	22,039	(121,882)	(3,857)

Total non-operating income and expenses	(1,181,550)	(1,343,646)	(1,339,429)	(42,387)

PROFIT BEFORE INCOME TAX	16,608,724	19,369,756	28,535,055	903,008

INCOME TAX EXPENSE (Notes 4, 5 and 24)	2,960,426	3,499,595	5,665,954	179,302

PROFIT FOR THE YEAR	13,648,298	15,870,161	22,869,101	723,706

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(818,546)	412,225	(28,145)	(891)
Share of other comprehensive income of associates	—	—	(1,031)	(32)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$ (Note 4)
Income tax relating to items that will not be reclassified subsequently	$140,880	$(66,706)	$23,885	$756
	(677,666)	345,519	(5,291)	(167)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(3,269,623)	2,817,268	5,405,008	171,044
Unrealized gain (loss) on available-for-sale financial assets	16,539	14,839	(133,714)	(4,232)
Cash flow hedges	53,755	1,245	3,279	104
Share of other comprehensive income of associates	55,401	55,183	235,156	7,442
Income tax relating to items that may be reclassified subsequently	(9,138)	(769)	—	—
	(3,153,066)	2,887,766	5,509,729	174,358

Other comprehensive income (loss) for the year, net of income tax	(3,830,732)	3,233,285	5,504,438	174,191

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$9,817,566	$19,103,446	$28,373,539	$897,897

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$13,191,617	$15,404,505	$22,228,602	$703,437
Non-controlling interests	456,681	465,656	640,499	20,269

	$13,648,298	$15,870,161	$22,869,101	$723,706

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$9,420,363	$18,509,604	$27,394,362	$866,910
Non-controlling interests	397,203	593,842	979,177	30,987

	$9,817,566	$19,103,446	$28,373,539	$897,897

EARNINGS PER SHARE (Note 25)
Basic	$1.77	$2.05	$2.89	$0.09
Diluted	$1.73	$1.99	$2.79	$0.09

EARNINGS PER AMERICAN DEPOSIT SHARE (“ADS”)
Basic	$8.86	$10.26	$14.46	$0.46
Diluted	$8.65	$9.96	$13.93	$0.44

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
								Exchange
								Differences on	Unrealized Gain
	Share Capital			Retained Earnings				Translating	on Available-
	Shares					Unappropriated		Foreign	for-sale	Cash Flow				Non-controlling
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Earnings	Total	Operations	Financial Assets	Hedges	Total	Treasury Shares	Total	Interests	Total Equity

BALANCE AT JANUARY 1, 2012	6,755,707	$67,571,325	$3,976,014	$6,039,239	$1,272,417	$23,915,690	$31,227,346	$—	$283,460	$(48,372)	$235,088	$(4,731,741)	$98,278,032	$1,512,947	$99,790,979

Profit for the year ended December 31, 2012	—	—	—	—	—	13,191,617	13,191,617	—	—	—	—	—	13,191,617	456,681	13,648,298

Other comprehensive income (loss) for the year ended December 31, 2012, net of income tax	—	—	—	—	—	(677,417)	(677,417)	(3,210,248)	71,794	44,617	(3,093,837)	—	(3,771,254)	(59,478)	(3,830,732)

Total comprehensive income (loss) for the year ended December 31, 2012	—	—	—	—	—	12,514,200	12,514,200	(3,210,248)	71,794	44,617	(3,093,837)	—	9,420,363	397,203	9,817,566

Appropriation of 2011 earnings
Legal reserve	—	—	—	1,372,596	—	(1,372,596)	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	(1,272,417)	1,272,417	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(4,325,284)	(4,325,284)	—	—	—	—	—	(4,325,284)	—	(4,325,284)
Share dividends distributed by the Company	931,600	9,315,995	—	—	—	(9,315,995)	(9,315,995)	—	—	—	—	—	—	—	—

	931,600	9,315,995	—	1,372,596	(1,272,417)	(13,741,458)	(13,641,279)	—	—	—	—	—	(4,325,284)	—	(4,325,284)

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,799)	(22,799)

Cancel of treasury shares	(105,475)	(1,054,750)	(1,427,861)	—	—	(290,023)	(290,023)	—	—	—	—	2,772,634	—	—	—

Issue of dividends received by subsidiaries from the parent company	—	—	83,117	—	—	—	—	—	—	—	—	—	83,117	—	83,117

Changes in capital surplus from investments in associates accounted for using the equity method	—	—	1,790	—	—	—	—	—	—	—	—	—	1,790	—	1,790

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 22 and 28)	—	—	2,178,714	—	—	—	—	—	—	—	—	—	2,178,714	1,443,198	3,621,912

Issue of ordinary shares under employee share options	20,460	215,097	462,860	—	—	—	—	—	—	—	—	—	677,957	175,194	853,151

BALANCE AT DECEMBER 31, 2012	7,602,292	76,047,667	5,274,634	7,411,835	—	22,398,409	29,810,244	(3,210,248)	355,254	(3,755)	(2,858,749)	(1,959,107)	106,314,689	3,505,743	109,820,432

Special reserve under Rule No. 1010012865 issued by the Financial Supervisory Commission (Note 22)	—	—	—	—	3,353,938	(3,353,938)	—	—	—	—	—	—	—	—	—

Profit for the year ended December 31, 2013	—	—	—	—	—	15,404,505	15,404,505	—	—	—	—	—	15,404,505	465,656	15,870,161

Other comprehensive income for the year ended December 31, 2013, net of income tax	—	—	—	—	—	348,904	348,904	2,684,727	70,992	476	2,756,195	—	3,105,099	128,186	3,233,285

Total comprehensive income for the year ended December 31, 2013	—	—	—	—	—	15,753,409	15,753,409	2,684,727	70,992	476	2,756,195	—	18,509,604	593,842	19,103,446

Issue of ordinary shares for cash (Note 22)	130,000	1,300,000	2,093,000	—	—	—	—	—	—	—	—	—	3,393,000	—	3,393,000

Appropriation of 2012 earnings
Legal reserve	—	—	—	1,309,136	—	(1,309,136)	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	309,992	(309,992)	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(7,987,974)	(7,987,974)	—	—	—	—	—	(7,987,974)	—	(7,987,974)

	—	—	—	1,309,136	309,992	(9,607,102)	(7,987,974)	—	—	—	—	—	(7,987,974)	—	(7,987,974)

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(99,597)	(99,597)

Issue of dividends received by subsidiaries from the parent company	—	—	153,097	—	—	—	—	—	—	—	—	—	153,097	—	153,097

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 22 and 28)	—	—	(330)	—	—	—	—	—	—	—	—	—	(330)	27,826	27,496

Changes in capital surplus from investments in associates accounted for using the equity method	—	—	1,457	—	—	—	—	—	—	—	—	—	1,457	—	1,457

Issue of ordinary shares under employee share options	55,535	832,591	399,517	—	—	—	—	—	—	—	—	—	1,232,108	100,547	1,332,655

BALANCE AT DECEMBER 31, 2013	7,787,827	78,180,258	7,921,375	8,720,971	3,663,930	25,190,778	37,575,679	(525,521)	426,246	(3,279)	(102,554)	(1,959,107)	121,615,651	4,128,361	125,744,012

Profit for the year ended December 31, 2014	—	—	—	—	—	22,228,602	22,228,602	—	—	—	—	—	22,228,602	640,499	22,869,101

Other comprehensive income (loss) for the year ended December 31, 2014, net of income tax	—	—	—	—	—	(4,434)	(4,434)	5,066,383	100,532	3,279	5,170,194	—	5,165,760	338,678	5,504,438

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
								Exchange
								Differences on	Unrealized Gain
	Share Capital			Retained Earnings				Translating	on Available-
	Shares					Unappropriated		Foreign	for-sale	Cash Flow				Non-controlling
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Earnings	Total	Operations	Financial Assets	Hedges	Total	Treasury Shares	Total	Interests	Total Equity

Total comprehensive income for the year ended December 31, 2014	—	$—	$—	$—	$—	$22,224,168	$22,224,168	$5,066,383	$100,532	$3,279	$5,170,194	$—	$27,394,362	$979,177	$28,373,539

Appropriation of 2013 earnings
Legal reserve	—	—	—	1,568,907	—	(1,568,907)	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	(309,992)	309,992	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(10,156,005)	(10,156,005)	—	—	—	—	—	(10,156,005)	—	(10,156,005)

	—	—	—	1,568,907	(309,992)	(11,414,920)	(10,156,005)	—	—	—	—	—	(10,156,005)	—	(10,156,005)

Issue of dividends received by subsidiaries from the parent company	—	—	188,790	—	—	—	—	—	—	—	—	—	188,790	—	188,790

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 22 and 28)	—	—	6,876,866	—	—	—	—	—	—	—	—	—	6,876,866	3,067,712	9,944,578

Changes in capital surplus from investments in associates accounted for using the equity method	—	—	26,884	—	—	—	—	—	—	—	—	—	26,884	—	26,884

Issue of ordinary shares under employee share options	73,898	534,921	1,000,065	—	—	—	—	—	—	—	—	—	1,534,986	120,376	1,655,362

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(85,766)	(85,766)

BALANCE AT DECEMBER 31, 2014	7,861,725	$78,715,179	$16,013,980	$10,289,878	$3,353,938	$36,000,026	$49,643,842	$4,540,862	$526,778	$—	$5,067,640	$(1,959,107)	$147,481,534	$8,209,860	$155,691,394

US. DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2014	7,861,725	$2,490,987	$506,772	$325,629	$106,137	$1,139,241	$1,571,007	$143,698	$16,670	$—	$160,368	$(61,997)	$4,667,137	$259,806	$4,926,943

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$16,608,724	$19,369,756	$28,535,055	$903,008
Adjustments for:
Depreciation expense	22,473,857	24,696,607	25,805,042	816,615
Amortization expense	962,022	774,304	545,734	17,270
Net (gains) losses on fair value change of financial assets and liabilities at fair value through profit or loss	717,664	(795,359)	(1,838,840)	(58,191)
Interest expense	2,004,315	2,257,144	2,324,426	73,558
Interest income	(322,197)	(212,801)	(243,474)	(7,705)
Dividend income	(66,129)	(131,449)	(101,252)	(3,204)
Compensation cost of employee share options	537,461	260,801	110,157	3,486
Share of loss (profit) of associates	(63,076)	(22,039)	121,882	3,857
Impairment loss recognized on financial assets	23,693	196,325	28,421	899
Impairment loss recognized on non-financial assets	592,972	949,015	899,480	28,465
(Reversal of) compensation cost for the settlement of legal claims	—	894,150	(91,305)	(2,889)
Others	(263,456)	451,240	1,808,677	57,236
Changes in operating assets and liabilities
Financial assets held for trading	871,970	1,122,280	823,313	26,054
Trade receivables	(6,683,680)	(5,767,254)	(9,703,070)	(307,059)
Other receivables	252,044	(6,540)	(8,625)	(273)
Inventories	(2,434,715)	(3,241,115)	(8,208,824)	(259,773)
Other current assets	(543,304)	(108,425)	102,353	3,239
Financial liabilities held for trading	(805,635)	(1,011,975)	(835,779)	(26,449)
Trade payables	2,992,599	4,722,462	6,422,305	203,238
Other payables	(96,222)	1,068,223	3,045,452	96,375
Other current liabilities	738,146	2,796	703,764	22,271
Other operating activities items	(695,839)	(191,631)	(187,727)	(5,941)
	36,801,214	45,276,515	50,057,165	1,584,087
Interest received	337,819	182,164	233,457	7,388
Dividend received	121,033	176,058	101,252	3,204
Interest paid	(2,140,357)	(2,200,143)	(2,065,244)	(65,356)
Income tax paid	(2,081,690)	(2,138,639)	(2,463,153)	(77,947)

Net cash generated from operating activities	33,038,019	41,295,955	45,863,477	1,451,376

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	$(11,624,529)	$(53,135,894)	$(108,958,658)	$(3,448,059)
Proceeds from disposal of financial assets designated as at fair value through profit or loss	7,788,016	55,032,536	109,825,159	3,475,480
Purchase of available-for-sale financial assets	(891,233)	(3,474,152)	(3,565,428)	(112,830)
Proceeds on sale of available-for-sale financial assets	824,343	1,093,408	4,388,130	138,865
Cash received from return of capital by available-for-sale financial assets	34,598	27,368	20,411	646
Purchase of held-to-maturity financial assets	—	(88,169)	—	—
Proceeds on sale of held-to-maturity financial assets	—	73,716	—	—
Purchase of Investments accounted for using the equity method	—	—	(100,000)	(3,165)
Net cash outflow on acquisition of subsidiaries	(261,607)	(250,387)	—	—
Payments for property, plant and equipment	(39,029,496)	(29,142,719)	(39,598,964)	(1,253,132)
Proceeds from disposal of property, plant and equipment	484,800	351,546	421,207	13,329
Payments for intangible assets	(445,951)	(313,110)	(396,466)	(12,546)
Proceeds from disposal of intangible assets	4,309	—	—	—
Decrease in other financial assets	217,468	4,513	(372,569)	(11,790)
Increase in other non-current assets	(918,566)	(104,499)	(480,711)	(15,212)

Net cash used in investing activities	(43,817,848)	(29,925,843)	(38,817,889)	(1,228,414)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (repayment of) short-term borrowings	13,919,793	7,051,874	(3,442,162)	(108,929)
Proceeds from issue of bonds	—	11,900,051	8,888,562	281,284
Repayment of bonds	—	—	(729,790)	(23,095)
Proceeds from long-term borrowings	13,840,778	28,715,694	32,030,868	1,013,635
Repayment of long-term borrowings	(18,969,491)	(31,382,333)	(40,978,403)	(1,296,785)
Dividends paid	(4,242,167)	(7,834,877)	(9,967,215)	(315,418)
Proceeds from issue of ordinary shares	—	3,393,000	—	—
Proceeds from exercise of employee share options	315,690	1,071,854	1,498,343	47,416
Increase (decrease) in non-controlling interests	3,602,439	(72,101)	9,905,673	313,470
Other financing activities items	(11,287)	(48,291)	(2,879)	(91)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$ (Note 4)

Net cash generated from (used in) financing activities	$8,455,755	$12,794,871	$(2,797,003)	$(88,513)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCIES	(1,649,455)	867,872	2,419,454	76,565

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,973,529)	25,032,855	6,668,039	211,014

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	23,967,045	19,993,516	45,026,371	1,424,885

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$19,993,516	$45,026,371	$51,694,410	$1,635,899

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Advanced Semiconductor Engineering,
Inc.

Financial Statements for the
Years Ended December 31, 2014 and 2013 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and 2013, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

The accompanying schedules of major accounting items of the Company as of and for the year ended December 31, 2014 are presented for the purpose of additional analysis.   Such schedules have been subjected to the auditing procedures described in the second paragraph. In our opinion, such schedules are consistent, in all material respects, with the financial statements required to in the first paragraph.

February 26, 2015

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	December 31, 2014		December 31, 2013			December 31, 2014		December 31, 2013
ASSETS	Amount	%	Amount	%	LIABILITIES AND STOCKHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT ASSETS					CURRENT LIABILITIES
Cash	$11,254,517	4	$14,959,268	7	Short-term borrowings	$11,636,241	4	$11,721,924	5
Financial assets at fair value through profit or loss -					Financial liabilities at fair value through profit or
current	1,990,183	1	302,273	—	loss - current	2,540,418	1	1,793,652	1
Available-for-sale financial assets - current	400,007	—	2,312,147	1	Trade payables	6,965,763	3	6,239,588	3
Trade receivables, net	16,473,504	6	12,061,441	6	Trade payables to related parties	1,223,750	—	1,074,901	1
Trade receivables from related parties	5,082,423	2	2,418,651	1	Other payables	12,352,075	5	7,941,207	4
Other receivables	1,414,007	1	962,907	—	Other payables to related parties	30,653,624	12	18,107,805	8
Other receivables from related parties	36,699	—	46,202	—	Current tax liabilities	1,617,605	1	803,419	—
Inventories	4,323,668	2	3,642,616	2	Current portion of long-term borrowings	1,085,143	—	1,028,571	—
Other current assets	508,010	—	303,545	—	Other current liabilities	493,126	—	448,069	—

Total current assets	41,483,018	16	37,009,050	17	Total current liabilities	68,567,745	26	49,159,136	22

NON - CURRENT ASSETS					NON-CURRENT LIABILITIES
Available-for-sale financial assets - non-current	542,147	—	592,557	—	Bonds payable	19,270,613	8	18,152,195	8
Investments accounted for using the equity method	139,054,506	53	118,011,718	53	Long-term borrowings	18,355,554	7	25,787,145	12
Property, plant and equipment	77,640,995	30	63,122,172	29	Deferred tax liabilities	2,897,155	1	1,892,418	1
Goodwill	958,620	—	958,620	—	Long-term payables	—	—	894,150	—
Other intangible assets	486,192	—	393,759	—	Accrued pension liabilities	2,419,189	1	2,488,363	1
Deferred tax assets	1,020,403	1	1,019,230	1	Other non-current liabilities	1,517	—	19,783	—
Other financial assets - non-current	215,784	—	214,803	—
Long-term prepayments for lease	195,879	—	19,141	—	Total non-current liabilities	42,944,028	17	49,234,054	22
Other non-current assets	131,181	—	72,761	—
					Total liabilities	111,511,773	43	98,393,190	44
Total non-current assets	220,245,707	84	184,404,761	83
					EQUITY
					Share capital
					Ordinary shares	78,525,378	30	77,560,040	35
					Capital received in advance	189,801	—	620,218	—
					Total share capital	78,715,179	30	78,180,258	35
					Capital surplus	15,995,671	6	7,908,870	4
					Retained earnings
					Legal reserve	10,289,878	4	8,720,971	4
					Special reserve	3,353,938	1	3,663,930	2
					Unappropriated earnings	38,753,462	15	26,608,253	12
					Total retained earnings	52,397,278	20	38,993,154	18
					Other euqity	5,067,931	2	(102,554)	—
					Treasury shares	(1,959,107)	(1)	(1,959,107)	(1)

					Total equity	150,216,952	57	123,020,621	56

TOTAL	$261,728,725	100	$221,413,811	100	TOTAL	$261,728,725	100	$221,413,811	100

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2014		2013
	Amount	%	Amount	%

OPERATING REVENUE	$96,678,100	100	$82,329,117	100

OPERATING COSTS	67,316,934	70	60,064,369	73

GROSS PROFIT	29,361,166	30	22,264,748	27

OPERATING EXPENSES
Selling and marketing expenses	1,110,116	1	903,186	1
General and administrative expenses	4,522,027	5	3,561,931	4
Research and development expenses	5,472,965	5	4,862,834	6

Total operating expenses	11,105,108	11	9,327,951	11

PROFIT FROM OPERATIONS	18,256,058	19	12,936,797	16

NON-OPERATING INCOME AND EXPENSES
Other income	114,369	—	116,525	—
Other gains and losses	8,043	—	(403,734)	(1)
Finance costs	(1,001,974)	(1)	(817,169)	(1)
Share of the profit of subsidiaries and associates	8,736,876	9	5,562,724	7

Total non-operating income and expenses	7,857,314	8	4,458,346	5

PROFIT BEFORE INCOME TAX	26,113,372	27	17,395,143	21

INCOME TAX EXPENSE	2,520,705	2	1,706,069	2

PROFIT FOR THE YEAR	23,592,667	25	15,689,074	19

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain on available-for-sale financial assets	2,376	—	42,254	—
Cash flow hedges	—	—	4,524	—
Share of other comprehensive income of subsidiaries and associates	5,149,012	5	2,855,480	4
Remeasurement of defined benefit obligation	(16,194)	—	251,036	—
Income tax relating to the components of other comprehensive income or loss	2,753	—	(43,445)	—

Other comprehensive income for the year, net of income tax	5,137,947	5	3,109,849	4

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$28,730,614	30	$18,798,923	23

EARNINGS PER SHARE
Basic	$3.07		$2.09
Diluted	$2.95		$2.03

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

								Other Equity
								Exchange	Unrealized
								Differences on	Gain on
	Share Capital			Retained Earnings				Translating	Available-for-
	Shares		Capital		Special	Unappropriated		Foreign	sale Financial	Cash Flow			Total
	(In thousands)	Amount	Surplus	Legal Reserve	Reserve	Earnings	Total	Operations	Assets	Hedges	Total	Treasury Shares	Equity

BALANCE AT JANUARY 1, 2013	7,602,292	$76,047,667	$5,262,129	$7,411,835	$—	$23,526,565	$30,938,400	$(3,210,248)	$355,254	$(3,755)	$(2,858,749)	$(1,959,107)	$107,430,340

Special reserve under Rule No.1010012865 issued by the Financial Supervisory Commission	—	—	—	—	3,353,938	(3,353,938)	—	—	—	—	—	—	—

Profit for the year ended December 31, 2013	—	—	—	—	—	15,689,074	15,689,074	—	—	—	—	—	15,689,074

Other comprehensive income for the year ended December 31, 2013, net of income tax	—	—	—	—	—	353,654	353,654	2,684,727	70,992	476	2,756,195	—	3,109,849

Total comprehensive income for the year ended December 31, 2013	—	—	—	—	—	16,042,728	16,042,728	2,684,727	70,992	476	2,756,195	—	18,798,923

Issue of ordinary shares for cash	130,000	1,300,000	2,093,000	—	—	—	—	—	—	—	—	—	3,393,000

Appropriation of 2012 earnings
Legal reserve	—	—	—	1,309,136	—	(1,309,136)	—	—	—	—	—	—	—
Special reserve	—	—	—	—	309,992	(309,992)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	—	(7,987,974)	(7,987,974)	—	—	—	—	—	(7,987,974)

	—	—	—	1,309,136	309,992	(9,607,102)	(7,987,974)	—	—	—	—	—	(7,987,974)

Issue of dividends received by subsidiaries	—	—	153,097	—	—	—	—	—	—	—	—	—	153,097

Changes in capital surplus from investments in subsidiaries and associates accounted for using the equity method	—	—	1,457	—	—	—	—	—	—	—	—	—	1,457

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries	—	—	(330)	—	—	—	—	—	—	—	—	—	(330)

Issue of ordinary shares under employee share options	55,535	832,591	399,517	—	—	—	—	—	—	—	—	—	1,232,108

BALANCE AT DECEMBER 31, 2013	7,787,827	78,180,258	7,908,870	8,720,971	3,663,930	26,608,253	38,993,154	(525,521)	426,246	(3,279)	(102,554)	(1,959,107)	123,020,621

Profit for the year ended December 31, 2014	—	—	—	—	—	23,592,667	23,592,667	—	—	—	—	—	23,592,667

Other comprehensive income (loss) for the year ended December 31, 2014, net of income tax	—	—	—	—	—	(32,538)	(32,538)	5,066,674	100,532	3,279	5,170,485	—	5,137,947

Total comprehensive income for the year ended December 31, 2014	—	—	—	—	—	23,560,129	23,560,129	5,066,674	100,532	3,279	5,170,485	—	28,730,614

Appropriation of 2013 earnings
Legal reserve	—	—	—	1,568,907	—	(1,568,907)	—	—	—	—	—	—	—
Cash dividends	—	—	—	—	—	(10,156,005)	(10,156,005)	—	—	—	—	—	(10,156,005)
Special reserve	—	—	—	—	(309,992)	309,992	—	—	—	—	—	—	—

	—	—	—	1,568,907	(309,992)	(11,414,920)	(10,156,005)	—	—	—	—	—	(10,156,005)

Issue of dividends received by subsidiaries	—	—	188,790	—	—	—	—	—	—	—	—	—	188,790

Changes in capital surplus from investments in subsidiaries and associates accounted for using the equity method	—	—	26,884	—	—	—	—	—	—	—	—	—	26,884

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries	—	—	6,871,062	—	—	—	—	—	—	—	—	—	6,871,062

Issue of ordinary shares under employee share options	73,898	534,921	1,000,065	—	—	—	—	—	—	—	—	—	1,534,986

BALANCE AT DECEMBER 31, 2014	7,861,725	$78,715,179	$15,995,671	$10,289,878	$3,353,938	$38,753,462	$52,397,278	$4,541,153	$526,778	$—	$5,067,931	$(1,959,107)	$150,216,952

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$26,113,372	$17,395,143
Adjustments for:
Depreciation expenses	12,667,954	10,778,678
Amortization expenses	109,809	114,366
Net gain on fair value change of financial assets and liabilities at fair value through profit or loss	(1,735,649)	(767,225)
Interest expenses	992,542	803,669
Compensation cost of employee share options	82,408	194,601
Share of profit of subsidiarie and associates	(8,736,876)	(5,562,724)
Impairment loss recognized on non-financial assets	335,797	223,186
Others	1,414,695	904,836
Changes in operating assets and liabilities
Financial assets held for trading	889,176	723,403
Trade receivables	(4,412,063)	(1,232,436)
Trade receivables from related parties	(2,663,772)	(2,366,534)
Other receivables	(419,790)	146,660
Other receivables from related parties	(2,856)	98,571
Inventories	(851,607)	(340,678)
Other current assets	(230,071)	131,286
Financial liabilities held for trading	(258,775)	(367,281)
Trade payables	726,175	(237,473)
Trade payables to related parties	148,849	(44,481)
Other payables	1,865,052	785,387
Other payables to related parties	312,412	(75,040)
Other current liabilities	52,772	26,840
Accrued pension liabilities	(85,368)	(97,329)
	26,314,186	21,235,425
Dividend received	87,030	67,044
Interest paid	(644,433)	(664,985)
Income tax paid	(706,640)	(616,206)

Net cash generated from operating activities	25,050,143	20,021,278

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(25,266,850)	(3,072,500)
Proceeds from disposal of financial assets designated as at fair value through profit or loss	25,430,954	2,965,447
Purchase of available-for-sale financial assets	(1,941,283)	(3,120,451)
Proceeds on sale of available-for-sale financial assets	3,809,325	780,650
Acquisition of equity method investments	(100,000)	—
Payments for property, plant and equipment	(25,859,051)	(16,048,751)
Proceeds from disposal of property, plant and equipment	187,058	685,884
Payments for intangible assets	(202,242)	(130,025)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	2014	2013

Net cash inflows from business combination	$—	$13,191
Other investing activities	(282,825)	144,279

Net cash used in investing activities	(24,224,914)	(17,782,276)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	(85,683)	5,541,883
Proceeds from issue of convertible bonds	—	11,900,051
Proceeds from long-term borrowings	28,718,192	26,022,788
Repayments of long-term borrowings	(36,739,806)	(28,057,003)
Increase (decrease) in other payables to related parties	12,273,225	(855,962)
Dividends paid	(10,156,005)	(7,987,974)
Proceeds from issue of ordinary shares	—	3,393,000
Proceeds from exercise of employee share options	1,458,088	1,071,919
Other financing activities	2,009	(2,866)

Net cash generated (used in) from financing activities	(4,529,980)	11,025,836

NET INCREASE IN ( DECREASE) CASH	(3,704,751)	13,264,838

CASH, AT THE BEGINNING OF THE YEAR	14,959,268	1,694,430

CASH, AT THE END OF THE YEAR	$11,254,517	$14,959,268

(Concluded)

■Attachment 4

Advanced Semiconductor Engineering, Inc.

Guidelines for Issuance and Conversion of Privately Offered Foreign Non-guaranteed Convertible Corporate Bonds (tentative)

A.	Total issue

The maximum amount for corporate bond issue of ASE is US$●. The par value is US$●, issued at par value.

B.	Issuance duration

The issuance duration is ● years.

C.	Coupon rate

The annual coupon rate is 0%-5%.

D.	Date and method of return of principle

Except for conversion or resale by the bond holders or premature recall or buyback and cancellation by ASE, ASE will repay the face value of the bonds, or with interest compensation in a cash lump sum, to the bond holders upon the maturity of the bonds.

E.	Issuance method

This private offering of foreign convertible corporate bonds will be issued outside the Republic of China and processed according to the laws and regulations of the country of sale and common international practice.

F.	Price and method of conversion

The conversion price may not fall below the simple arithmetic mean of the share's closing price on the TWSE on the date the issue price is set and its closing price one, three or five days prior to the price-setting date after deducting distribution of stock dividends and adding 80% of reversed dividends for capital reduction or 80% of the simple arithmetic mean of the share's closing price over the thirty business days preceding the price-setting date after deducting distribution of stock dividends and interests and adding reversed dividends for capital reduction. For the actual issue price, the shareholders meeting will be requested to grant the Board of Directors the authority to set the price according to the law.

After the bond has been issued, the conversion price will be adjusted when the number of ASE's outstanding (or privately offered) common shares increases (including but not limited to capital increase by public or private offerings for cash, by surplus, and by capital reserve, corporate mergers or acceptance of new shares issued by other companies, stock splits and cash capital increase through DRs), cash dividends are distributed, conversion or subscription of reissue (or private offering) is made below the share price for securities with option to convert to or subscribe common shares is below the market price or subscription price, or the number of common shares falls due to capital reduction by cancellation of treasury shares.

With the exception of the statutory period in which ownership may not be transferred, a bond holder may request to have his bonds converted to common shares in ASE at any time after ● months from the issue date and prior to ten days before the maturity.

G.	ASE's right to reclaim the bonds

ASE may choose not to include a right to reclaim or buy back the outstanding bonds in cash at par value or with interest in one of the following circumstances.

1.	If the amount of the outstanding bonds falls below 10% of the total amount of the original issue after one year from the issue date and prior to 40 days before the maturity.

2.	If the closing price of ASE's common shares on the TWSE exceeds the current conversion price by 130% or more for 30 consecutive business days after one year from the issue date and prior to 40 days before the maturity.

H.	The bond holder's resale right:

ASE may choose not to include a resale right or a bond holder may request that ASE buys back the bonds at the full or partial price calculated at an annual yield of ●% after ● months from the issue date.

I.	Public offering for shares converted from the corporate bonds

The shares converted from the corporate bonds may be filed with the Financial Supervisory Commission for a public offering after three years from the corporate bonds' delivery date, and an application may be submitted to the TWSE for trading on the stock exchange.

J.	Applicable laws

The issuance, administration, and disposal of the corporate bonds shall be subject to the laws of [the State of New York]. However, the approval for issuance and exercise of conversion rights for the corporate bonds shall be conducted according to the laws of the Republic of China and shall be subject to the restrictions under the laws of the Republic of China.

K.	Sale restrictions

The corporate bonds may not be offered, sold, or delivered in the Republic of China. The corporate bonds shall be sold according to the laws of the country of sale outside of the Republic of China.

L.	Taxes

1.	Withholding tax: According to the existing tax laws, a 15% tax shall be withheld on interests and returns (if any) on the corporate bonds held by profit making organizations without fixed business addresses in the Republic of China or individuals who do not reside in the Republic of China.

2.	Securities transactions tax: Investors shall be subject to a securities transactions tax at 0.3% of the total amount when selling shares.

3.	Capital gains tax for securities: When selling shares, investors must calculate, file, and pay the capital gains tax and the income basic tax by following the Income Tax Act and the Income Basic Tax Act. Foreign individuals shall pay a capital gains tax for securities of 15% of the capital gain calculated under the rules. Foreign corporate entities may be exempted from capital gains taxes, but those with fixed business addresses in the Republic of China or business agents shall calculate whether they have to pay income basic taxes.

The aforementioned withholding tax, securities transactions tax, and capital gains tax are described according to the current rules, and shall be subject to changes in the future if the tax laws in the Republic of China change.

■Attachment 5

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Procedures for the Acquisition or Disposal of Assets

BEFORE Amendment	AFTER Amendment

Article 32-1

Where an audit committee has been established in accordance with the provisions of the Securities and Exchange Act, the provisions regarding supervisors set out in Articles 6, 13, 25, and 34, shall apply mutatis mutandis to the Audit Committee.

Where an audit committee has been established in accordance with the provisions of the Securities and Exchange Act, the provisions regarding independent directors set out in Article 15, paragraph 2, subparagraph 2 shall apply mutatis mutandis to the Audit Committee.

Article 32-1

Where an audit committee has been established in accordance with the provisions of the Securities and Exchange Act, the provisions regarding supervisors set out in Articles 6, 13, 25, 32, and 34, shall apply mutatis mutandis to the Audit Committee.

Where an audit committee has been established in accordance with the provisions of the Securities and Exchange Act, the provisions regarding supervisors set out in Article 15, paragraph 2, subparagraph 2 shall apply mutatis mutandis to the Audit Committee.

■Attachment 6

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Procedures for Lending Funds to Other Parties

BEFORE Amendment	AFTER Amendment

Article 4 Loan limits

ASE's funding sources are limited to equity fund and revolving funds, and loans must be processed without affecting ASE's normal operations. Restrictions for loan amounts:

I.          Overall loan limit: The overall amount may not exceed 50% of ASE's net worth on the latest financial statements. However, the overall limit for loans between companies for short term financing needs shall be 40% of ASE's net worth.

II.         Loan limits for individual companies:

  (1)    Loans as part of business relationship: Not to exceed 20% of ASE's net worth on the latest financial statements. In addition, for risk considerations, the amount of a loan may not exceed the total amount of business transactions between the two parties in the last year.

  (2)    Loans for short term financing needs: Not to exceed 20% of ASE's net worth on the latest financial statements.

For loans between foreign companies in which ASE directly or indirectly holds 100% of the voting rights, regardless of the nature being part of business relationship or short term financing needs, the total and individual loan limits shall not exceed 15% and 10%, respectively, of ASE's net worth on the latest financial statements.

Article 4 Loan limits

ASE's funding sources are limited to equity fund and revolving funds, and loans must be processed without affecting ASE's normal operations. Restrictions for loan amounts:

I.          Overall loan limit: The overall amount may not exceed 50% of ASE's net worth on the latest financial statements. However, the overall limit for loans between companies for short term financing needs shall be 40% of ASE's net worth.

II.          Loan limits for individual companies:

   (1)   Loans as part of business relationship: Not to exceed 20% of ASE's net worth on the latest financial statements. In addition, for risk considerations, the amount of a loan may not exceed the sum of the value of incoming goods plus service expenditure or the sum of the value of sales plus service income.

   (2)   Loans for short term financing needs: Not to exceed 20% of ASE's net worth on the latest financial statements.

For loans between foreign companies in which ASE directly or indirectly holds 100% of the voting rights, regardless of the nature being part of business relationship or short term financing needs, the total and individual loan limits shall not exceed 15% and 10%, respectively, of ASE's net worth on the latest financial statements.

Article 5 Loan period and interest calculation

The loan period and interest calculation for ASE shall be as follows:

I.          The loan period is limited to one year. For special cases, extensions may be granted with the approval of the Board of Directors. A loan may not be extended beyond six months or more than once.

II.       The loan is calculated at floating interest rates and adjusted by ASE's cost of capital. Interest rate adjustments will become effective after it is

Article 5: Loan period and interest calculation

The loan period and interest calculation for ASE shall be as follows:

I.          The loan period is not to exceed one year. For special cases such as lending as result of a business relationship, however, extensions may be granted with the approval of the Audit Committee and the Board of Directors. A loan may not be extended beyond six months or more than once.

II.       The loan is calculated at floating interest rates or fixed interest rates and adjusted by ASE's cost of

BEFORE Amendment	AFTER Amendment

submitted by the Finance Department to the president for approval. Interests are calculated once every month.

The loan period and interest calculation for a subsidiary shall be as follows: However, loans between foreign companies in which ASE directly or indirectly holds 100% of the voting rights, the loan period may not exceed five years. For special cases, extensions may be granted with the approval of the Board of Directors. A loan may not be extended beyond three years or more than once, and is not subject to the restriction under Item 1 in the preceding paragraph.

capital. Interest rate adjustments will become effective after it is submitted by the Finance Department to the president for approval. Interests are calculated once every month.

The loan period and interest calculation for a subsidiary shall be as follows: However, loans between foreign companies in which ASE directly or indirectly holds 100% of the voting rights, the loan period may not exceed five years. For special cases, extensions may be granted following approval from the Board of Directors. A loan may not be extended beyond three years or more than once, and is not subject to the restriction under Item 1 in the preceding paragraph.

Article 6 Procedure for lending funds

I.          Borrowers shall submit an application form to ASE to apply for loans. The application form must detail the value, duration, purpose of the loan and collaterals, with enclosure of basic materials, financial materials, and guarantor information.

II.       The Finance Department shall carefully screen borrowers and assess the following:

(1)    The necessity and legitimacy of lending funds to others

(2)    The adequacy of the value of the loan granted taking into consideration of the borrower's financial status

(3)    The cumulative value of loans already granted: is it still within the limit?

(4)    Impact on ASE's operational risks, financial conditions, and shareholders equity.

(5)    Whether to obtain collateral and appraised value of collateral.

(6)    Enclosure of credit check and risk assessment records of the borrower

III.      In the case of fund lending as a result of a business relationship, the Finance Department shall assess the comparability between the value of the loan granted and the value of the business. If fund-lending is required for short-term financing, reasons justifying granting of the loan and the conditions shall be listed.

IV.      If the borrower's credit rating is undesirable or purpose of the loan is not justified after credit

Article 6: Procedure for lending funds

I.          Borrowers shall submit an application form to ASE to apply for loans. The application form must detail the value, duration, purpose of the loan and collaterals, with enclosure of basic materials, financial materials, and guarantor information.

II.        The Finance Department shall carefully screen borrowers and assess the following:

(1)    The necessity and legitimacy of lending funds to others

(2)    The adequacy of the value of the loan granted taking into consideration of the borrower's financial status

(3)    The cumulative value of loans already granted: is it still within the limit?

(4)     Impact on ASE's operational risks, financial conditions, and shareholders equity.

(5)     Whether to obtain collateral and appraised value of collateral.

(6)     Enclosure of credit check and risk assessment records of the borrower

III.      In the case of fund lending as a result of a business relationship, the Finance Department shall assess the comparability between the value of the loan granted and the sum of the value of incoming goods plus service expenditure or the sum of the value of sales plus service income. If fund-lending is required for short-term financing, reasons justifying granting of the loan and the conditions shall be listed.

IV.      If the borrower's credit rating is undesirable or purpose of the loan is not justified after credit

BEFORE Amendment	AFTER Amendment

           checks performed by the Finance Department, the loan will not be granted; the Finance Department shall list reasons for the rejection and submit them to the president for secondary review before replying the borrow as soon as possible.

V.       For borrowers found with favorable credit ratings and justified purpose of the loan after credit checks and assessment, the Finance Department shall prepare the credit report with enclosure of relevant opinions and draft lending criteria, which shall be submitted to the Board of Directors through the president for approval before they can be enforced.

VI.      Borrowers shall complete the "Appropriation Request" and apply with ASE to allocate the loan after the loan limit is determined and approved by ASE's Board of Directors. Borrowers shall provide a guaranteed note or other collaterals of the same value to be the loan guarantee. The Finance Department shall complete necessary procedures (e.g. mortgage, pledge) of the collaterals provided by borrowers.

VII.    The Finance Department shall establish the "Lending Reference Book" that documents information such as name of the borrower, value of the loan, date approved by the Board of Directors, date the loan is released, and details that should be carefully evaluated as specified herein for reference.

          checks performed by the Finance Department, the loan will not be granted; the Finance Department shall list reasons for the rejection and submit them to the president for secondary review before replying the borrow as soon as possible.

V.       For borrowers found with favorable credit ratings and justified purpose of the loan after credit checks and assessment, the Finance Department shall prepare the credit report with enclosure of relevant opinions and draft lending criteria, which shall be submitted to the Audit Committee and the Board of Directors through the president for approval before they can be enforced.

VI.      Borrowers shall complete the "Appropriation Request" and apply with ASE to allocate the loan after the loan limit is determined and approved by ASE's Board of Directors. Borrowers shall provide a guaranteed note or other collaterals of the same value to be the loan guarantee. The Finance Department shall complete necessary procedures (e.g. mortgage, pledge) of the collaterals provided by borrowers.

VII.    The Finance Department shall establish the "Lending Reference Book" that documents information such as name of the borrower, value of the loan, date approved by the Board of Directors, date the loan is released, and details that should be carefully evaluated as specified herein for reference.

BEFORE Amendment	AFTER Amendment

Article 7: Decision and level of authority

I.          When lending to another party, the Finance Department must carefully assess compliance with the Procedure, and submit the results along with its assessment under Article 6 to the president for approval and lending may take effect following a resolution reached by the Board of Directors.

II.       Lending between ASE and its parent or subsidiaries or between ASE's subsidiaries shall be submitted for the board's resolution according to the preceding paragraph, and the chairman is authorized to grant a loan of a fixed amount to the same party as approved by the board in the form of multiple loans or a revolving loan within the period of one year.

III.     With respect to the fixed amount referred to in the preceding paragraph, except lending between foreign companies in which ASE directly or indirectly holds 100% of the voting rights are not subject to the loan limit, lending by ASE or a subsidiary to a single enterprise shall not exceed 10% of its own net worth on the latest financial statements.

IV.      If ASE has created the position of independent director, it shall take into full consideration each independent director's opinions when lending to other parties and record each independent director's agreement or objection and reasons for objection in the Board of Directors' meeting minutes in detail.

V.       Details of lending and related matters shall be submitted to the next shareholders meeting.

Article 7: Decision and level of authority

I.          When lending to another party, the Finance Department must carefully assess compliance with the Procedure and submit the results along with its assessment under Article 6 to the president for approval and lending may take effect following approval by the Audit Committee and a resolution reached by the Board of Directors.

II.       Lending between ASE and its parent or subsidiaries or between ASE's subsidiaries shall be submitted for the board's resolution and the chairman is authorized to grant a loan of a fixed amount to the same party as approved by the board in the form of multiple loans or a revolving loan within the period of one year.

III.     With respect to the fixed amount referred to in the preceding paragraph, except lending between foreign companies in which ASE directly or indirectly holds 100% of the voting rights are not subject to the loan limit, lending by ASE or a subsidiary to a single enterprise shall not exceed 10% of its own net worth on the latest financial statements.

IV.      ASE shall take into full consideration each independent director's opinions when lending to other parties, and record each independent director's agreement or objection and reasons for objection in the Board of Directors' meeting minutes in detail.

V.       Details of lending and related matters shall be submitted to the next shareholders meeting.

Article 8: Lending changes

In cases of objective environmental changes after a loan is granted that make borrowers no longer meet requirements of this procedure or result in balance exceeding withdrawal limits, an improvement plan shall be established and delivered to all supervisors and improvements shall be made by deadlines established in the plan.

Article 8: Lending changes

In cases of objective environmental changes after a loan is granted that make borrowers no longer meet requirements of this procedure or result in balance exceeding withdrawal limits, an improvement plan shall be established and delivered to the Audit Committee and improvements shall be made by deadlines established in the plan.

Article 11: Audit procedure

To strengthen control over the lending procedure, the internal audit department of ASE shall at least audit the lending procedure and the implementation on a quarterly basis and keep written records. In case of major violations, supervisors shall be informed in writing.

Article 11: Audit procedure

To strengthen control over the lending procedure, the internal audit department of ASE shall at least audit the lending procedure and the implementation on a quarterly basis and keep written records. In case of major violations, the Audit Committee shall be informed in writing.

BEFORE Amendment	AFTER Amendment

Article 14: Implementation and Revision

I.      Once this procedure is approved by the Board of Directors, it shall be delivered to all supervisors and brought forth in a shareholders' meeting for approval. In cases of objections expressed by directors that are recorded or indicated in a written statement, ASE shall send the objections together to all supervisors and bring them forth in a shareholders' meeting for discussion. Revisions shall be handled in the same way.

II.     If ASE has created the position of independent director and this procedure is brought forth in a Board of Directors' meeting for discussion as required in the preceding item, it shall take into full consideration each independent director's opinions and record each independent director's agreement or objection and reasons for objection in the Board of Directors' meeting minutes in detail.

Article 14: Implementation and Revision

I.      This procedure shall be approved by the Audit Committee and brought forth and approved in a Board of Directors' meeting before it is further brought forth in a shareholders' meeting for approval. In cases of objections expressed by directors that are recorded or indicated in a written statement, ASE shall send the objections together to the Audit Committee and bring them forth in a shareholders' meeting for discussion. Revisions shall be handled in the same way.

II.     When ASE brings this procedure forth in a board of director's meeting for discussion as required in the preceding item, it shall take into full consideration each independent director's opinions and record each independent director's agreement or objection and reasons for objection in the Board of Directors' meeting minutes in detail.

■Attachment 7

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Procedures of Making Endorsements and Guarantees

BEFORE Amendment	AFTER Amendment

Article 5: Procedure for Making Endorsements and Guarantees

I.          When an endorsed or guaranteed enterprise needs to access the amount endorsed or guaranteed by ASE, it shall report the loan amount, period, and nature of the endorsement or guarantee to ASE. The Finance Department shall review the report and assess the risks, and then submit the results to the Board of Directors for approval before proceeding.

II.       The Finance Department shall perform credit checks and risk assessments on endorsed or guaranteed companies. The assessments shall include the following items:

(1)      Necessity and reasonableness of the endorsement or guarantee.

(2)      Credit check and risk assessment on endorsed or guaranteed party

(3)      Impact on ASE's operational risks, financial conditions, and shareholders equity.

(4)      Whether to obtain collateral and appraised value of collateral.

(5)      For endorsements or guarantees as part of a business relationship, the comparability of the value of the endorsement or guarantee with the value of business interaction shall be evaluated.

III.      If deemed necessary by the risk assessment results, the Finance Department shall obtain collaterals from the endorsed or guaranteed party and complete the necessary procedures (e.g. mortgage, pledge).

IV.      The Finance Department shall create a log book for endorsements and guarantees, including details on endorsed or guaranteed parties, amounts, dates of board resolutions or chairman approvals, endorsement or guarantee dates, items to be assessed under this article, and terms and dates for relieving endorsement or guarantee obligations.

V.      When ASE or one of its subsidiaries provides endorsements or guarantees to a subsidiary

Article 5: Procedure for Making Endorsements and Guarantees

I.          When an endorsed or guaranteed enterprise needs to access the amount endorsed or guaranteed by ASE, it shall report the loan amount, period, and nature of the endorsement or guarantee to ASE. The Finance Department shall review the report and assess the risks, and then submit the results to the Audit Committee and the Board of Directors for approval before proceeding.

II.        The Finance Department shall perform credit checks and risk assessments on endorsed or guaranteed companies. The assessments shall include the following items:

(1)    Necessity and reasonableness of the endorsement or guarantee.

(2)    Credit check and risk assessment on endorsed or guaranteed party

(3)    Impact on ASE's operational risks, financial conditions, and shareholders equity.

(4)    Whether to obtain collateral and appraised value of collateral.

(5)    For endorsements or guarantees as part of a business relationship, the comparability of the value of the endorsement or guarantee with the value of business interaction shall be evaluated.

III.      If deemed necessary by the risk assessment results, the Finance Department shall obtain collaterals from the endorsed or guaranteed party and complete the necessary procedures (e.g. mortgage, pledge).

IV.      The Finance Department shall create a log book for endorsements and guarantees, including details on endorsed or guaranteed parties, amounts, dates of board resolutions or chairman approvals, endorsement or guarantee dates, items to be assessed under this article, and terms and dates for relieving endorsement or guarantee obligations.

V.        When ASE or one of its subsidiaries provides endorsements or guarantees to a

BEFORE Amendment	AFTER Amendment

whose net worth is below the paid-in capital, in addition to the rules under the four preceding paragraphs, the finance department of ASE or its subsidiary shall continue to monitor the finance, business, and credit conditions of the endorsed or guaranteed subsidiary. Any potential material risk shall be immediately reported to the Board of Directors in writing.

VI.   If the shares of the endorsed or guaranteed subsidiary in the preceding paragraph does not have a par value or the par value is not NT$10, the calculation of paid-in capital in the preceding paragraph shall also include the sum of the capital and the capital surplus at premium.

Article 6: Decision and level of authority

I.      When ASE handles endorsements and guarantees, it shall submit results of the assessment under Article together to the Board of Directors for approval in advance. When it is considered necessary, the Chairman may be delegated through the board of director's meeting the authority to make a decision if the amount does not exceed 1% of ASE's network as indicated in the latest financial statements.

II.     If ASE has created the position of independent director, it shall take into full consideration each independent director's opinions when making endorsements or guarantees for others, and record each independent director's agreement or objection and reasons for objection in the Board of Directors' meeting minutes in detail.

subsidiary whose net worth is below the paid-in capital, in addition to the rules under the four preceding paragraphs, the finance department of ASE or its subsidiary shall continue to monitor the finance, business, and credit conditions of the endorsed or guaranteed subsidiary. Any potential material risk shall be immediately reported to the Board of Directors in writing.

VI.   If the shares of the endorsed or guaranteed subsidiary in the preceding paragraph does not have a par value or the par value is not NT$10, the calculation of paid-in capital in the preceding paragraph shall also include the sum of the capital and the capital surplus at premium.

Article 6: Decision and level of authority

I.      When ASE handles endorsements and guarantees, it shall submit results of the assessment under Article together to the Audit Committee for approval and then the Board of Directors for a resolution in advance. When it is considered necessary, the Chairman may be delegated through the board of director's meeting the authority to make a decision if the amount does not exceed 1% of ASE's network as indicated in the latest financial statements.

II.     To endorse or guarantee others, ASE shall take into full consideration each independent director's opinions and record each independent director's agreement or objection and reasons for objection in the Board of Directors' meeting minutes in detail.

BEFORE Amendment	AFTER Amendment

Article 7: Endorsements and guarantees exceeding the limit and modification

I.          When it is necessary for endorsements or guarantees to exceed the limit established under Article 4 to meet business demand and criteria established for this procedure are met, approval from the Board of Directors shall be obtained and more than half the directors shall sign their names to demonstrate joint guarantee for ASE's possible losses and the Procedure for Making Endorsements and Guarantees shall be revised; the extended limit may be brought forth in a shareholders' meeting for endorsement. When it is disapproved in the shareholders' meeting, a plan shall be established to write off the excess within a certain period of time. If ASE has created the position of independent director, it shall take into full consideration each independent director's opinions during the Board of Directors discussion as mentioned in the foregoing and record each independent director's agreement or objection and reasons for objection in the Board of Directors' meeting minutes in detail.

II.       When endorsed or guarantee parties of ASE met the requirements under Article 3 in the very beginning but then did not meet them or the endorsed or guaranteed value exceeds the limit established under Article 4 as a result of changes to the underlying criteria for the calculation, an improvement plan shall be established with regard to endorsed or guaranteed value or the excess and delivered to all supervisors and improvements shall be made by deadlines established in the plan.

Article 7: Endorsements and guarantees exceeding the limit and modification

I.          When it is necessary for endorsements or guarantees to exceed the limit established under Article 4 to meet business demand and criteria established for this procedure are met, approval from the Audit Committee and then the Board of Directors shall be obtained and more than half the directors shall sign their names to demonstrate joint guarantee for ASE's possible losses and the Procedure for Making Endorsements and Guarantees shall be revised; the extended limit may be brought forth in a shareholders' meeting for endorsement. When it is disapproved in the shareholders' meeting, a plan shall be established to write off the excess within a certain period of time. In addition, during the Board of Directors' discussion as mentioned in the foregoing, ASE shall take into full consideration each independent director's opinions and record each independent director's agreement or objection and reasons for objection in the Board of Directors' meeting minutes in detail.

II.        When endorsed or guarantee parties of ASE met the requirements under Article 3 in the very beginning but then did not meet them or the endorsed or guaranteed value exceeds the limit established under Article 4 as a result of changes to the underlying criteria for the calculation, an improvement plan shall be established with regard to endorsed or guaranteed value or the excess and delivered to the Audit Committee and improvements shall be made by deadlines established in the plan.

Article 10: Audit procedure

The internal audit personnel of ASE shall audit the Procedure for Making Endorsements and Guarantees and its implementation at least once every quarter and keep written records. In case of major violations, supervisors shall be informed in writing.

Article 10: Audit procedure

The internal audit personnel of ASE shall audit the Procedure for Making Endorsements and Guarantees and its implementation at least once every quarter and keep written records. In case of major violations, the Audit Committee shall be informed in writing.

Article 13: Implementation and Revision

I.          Once this procedure is approved by the Board of Directors, it shall be delivered to all supervisors and brought forth in a shareholders' meeting for approval. In cases of objections expressed by directors that are recorded or indicated in a written statement, ASE shall send

Article 13: Implementation and Revision

I.          This procedure shall be approved by the Audit Committee and brought forth and approved in a Board of Directors' meeting before it is further brought forth in a shareholders' meeting for approval. In cases of objections expressed by directors that are recorded or indicated in a written statement, ASE shall send the

BEFORE Amendment	AFTER Amendment

            the objections together to all supervisors and bring them forth in a shareholders' meeting for discussion. Revisions shall be handled in the same way.

II.       If ASE has created the position of independent director and this procedure is brought forth in a Board of Directors' meeting for discussion as required in the preceding item, it shall take into full consideration each independent director's opinions and record each independent director's agreement or objection and reasons for objection in the Board of Directors' meeting minutes in detail.

         objections together to the Audit Committee and bring them forth in a shareholders' meeting for discussion. Revisions shall be handled in the same way.

II.        When ASE brings this procedure forth in a board of director's meeting for discussion as required in the preceding item, it shall take into full consideration each independent director's opinions and record each independent director's agreement or objection and reasons for objection in the Board of Directors' meeting minutes in detail.

■Attachment 8

Advanced Semiconductor Engineering, Inc.

Table of Comparison of the Revised Articles of Incorporation

BEFORE Amendment	AFTER Amendment

Chapter IV Directors and Supervisors

Article 16:

ASE shall have seven to nine directors, of which there shall be two independent directors and five to seven non-independent directors, and also five to seven supervisors to be elected by the shareholders’ meeting from candidates with legal capacity. Each director and supervisor shall hold office for a term of three years, and may continue to serve if re-elected.

Election of directors and supervisors should be handled according to Article 198 of the Company Act and applicable laws and regulations.

When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held concurrently, with the names of the elected separately calculated, and those that receive the ballots representing the greatest number of voting rights will be elected as independent directors or non-independent directors.

The provisions under this chapter regarding supervisors shall cease to apply once the supervisors elected since 2012 have been relieved of their duties. The supervisors shall be replaced by an audit committee that ASE will establish in accordance with Article 14-4 of the Securities and Exchange Act. The Audit Committee shall be responsible for exercising the powers of supervisors under the Company Act, the Securities and Exchange Act, and other applicable laws. The Audit Committee shall consist of all independent directors and its powers and related matters shall be devised by the Board of Directors in accordance with the applicable laws.

In response to the establishment of the Audit Committee in the preceding paragraph, when ASE elects its directors in 2015, the number of directors and supervisors under paragraph 1 shall be amended to 11 to 15 directors, of which there shall be three independent directors and eight to twelve non-independent directors, and the position of supervisor shall be eliminated.

Chapter IV Directors

Article 16:

ASE shall have 11 to 15 directors, of which there shall be three independent directors and eight to 12 non-independent directors. Each director and supervisor shall hold office for a term of three years, and may continue to serve if re-elected.

Election of directors should be handled according to Article 198 of the Company Act and applicable laws and regulations.

When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held concurrently, with the names of the elected separately calculated, and those that receive the ballots representing the greatest number of voting rights will be elected as independent directors or non-independent directors.

The supervisors shall be replaced by an audit committee that ASE will establish in accordance with Article 14-4 of the Securities and Exchange Act. The Audit Committee shall be responsible for exercising the powers of supervisors under the Company Act, the Securities and Exchange Act, and other applicable laws. The Audit Committee shall consist of all independent directors and its powers and related matters shall be devised by the Board of Directors in accordance with the applicable laws.

BEFORE Amendment	AFTER Amendment

Article 19-1

Board meetings shall be notified to directors and supervisors seven days in advance with the reason indicated. In an emergency, a board meeting may be called at any time.

Notifications of board meetings may be in writing or via email or fax.

Article 23

ASE’s net profits each year after the actual budget shall be distributed in the following order:

(1) Replenishment of losses.

(2) Allocation of 10% as the legal surplus reserve.

(3)    Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

(4)     For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after having been realized.

(5)     Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized or measured at fair value through other overall gains or losses.

Any remaining profits, if any, shall be distributed as follows:

(6)     Allocation of 1%, inclusive, or less from the balance after the amounts mandated by Items 1 to 5 above have been deducted as the remuneration for directors and supervisors.

(7)     7%-11% of the remainder after deducting the amounts indicated in Items 1 to 5 shall be set aside for distribution as employee bonuses. 7% of the amount earmarked for employee bonuses shall be distributed according to the rules governing distribution of employee bonuses; the remainder exceeding the 7% to be distributed by the board among employees based on their individual contributions.

(8)     The Board of Directors shall be delegated to draw up a plan to distribute the remaining earnings to shareholders pro rata to the total number of shares held by each of them.

Article 19-1

Individual directors and supervisors shall be notified of a board meeting to be called for with proper statement of the causes seven days in advance. In an emergency, a board meeting may be called at any time.

Notifications of board meetings may be in writing or via email or fax.

Article 23

ASE’s net profits each year after the actual budget shall be distributed in the following order:

(1)     Replenishment of losses.

(2)    Allocation of 10% as the legal surplus reserve.

(3)    Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

(4)   For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after having been realized.

(5)    Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized or measured at fair value through other overall gains or losses.

Any remaining profits, if any, shall be distributed as follows:

(6)    Allocation of 1%, inclusive, or less from the balance after the amounts mandated by Items 1 to 5 above have been deducted as the remuneration for directors.

(7)    7%-11% of the remainder after deducting the amounts indicated in Items 1 to 5 shall be set aside for distribution as employee bonuses. 7% of the amount earmarked for employee bonuses shall be distributed according to the rules governing distribution of employee bonuses; the remainder exceeding the 7% to be distributed by the board among employees based on their individual contributions.

(8)    The Board of Directors shall be delegated to draw up a plan to distribute the remaining earnings to shareholders pro rata to the total number of shares held by each of them.

BEFORE Amendment	AFTER Amendment
Employees referred to in Item 7 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the Board of Directors.	Employees referred to in Item 7 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the Board of Directors.

Article 27:

These Articles of Incorporation were passed at a founders' meeting with the agreement of all of the founders,

held on March 11, 1984.

The first amendment was made on May 3, 1984.

The thirty-ninth amendment was made on June 21, 2012.

The fortieth amendment was made on June 26, 2013.

The forty-first amendment was made on June 26, 2014.

Article 27:

These Articles of Incorporation were passed at a founders' meeting with the agreement of all of the founders,

held on March 11, 1984.

The first amendment was made on May 3, 1984.

The thirty-ninth amendment was made on June 21, 2012.

The fortieth amendment was made on June 26, 2013.

The forty-first amendment was made on June 26, 2014.

The forty-second amendment is to be made on June 23, 2015.

■ Appendix 1

Advanced Semiconductor Engineering, Inc.

Rules of Procedure for the Shareholders’ Meeting

1.	The Shareholders’ Meeting of ASE shall be conducted in accordance with the Rules specified herein.

2.	Shareholders attending the meeting in person (or their proxies) shall wear attendance badges and shall submit sign-in cards in lieu of signing in. ASE's weight of share ownership in attendance shall be based on the weight of share ownership described in the preceding, plus the weight of share ownership exercised via electronic voting.

3.

Unless specified in Article 179 of the Company Act where there is no voting right entitled or such right is restricted by the applicable rules under the Company Act, a shareholder of ASE shall be entitled to one vote for each share held. When a shareholder is unable to attend the shareholders’ meeting for whatever the reason, the shareholder may present a proxy statement printed by ASE that states the scope of authorization to entrust a proxy to attend the shareholders’ meeting. With the exception of trust enterprises or stock affairs agencies approved by the competent securities authority, the votes that may be cast by one proxy representing two or more shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.

A shareholder may only execute one power of attorney and appoint one proxy only, which shall be delivered to ASE at least five days prior to the shareholders meeting. In case of overlapping proxies, the first one to arrive at ASE shall apply. However, an exception is allowed when a proxy is rescinded.

If a proxy has already been delivered to ASE and the shareholder wishes to personally attend the meeting or exercise his or her voting rights by electronic means, the concerned shareholder should notify ASE in writing two days prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

4.	Venue of shareholders meetings shall be where ASE is located or a different location convenient for shareholders to attend and for the meeting to be held with a commencement time no earlier than 9.00 a.m. or later than 3.00 p.m.

5.	Unless otherwise stipulated in the Company Act, shareholders meetings shall be convened by the board and chaired by ASE chairman. Article 208 Paragraph 3 of the Company Act shall be followed if the chairman is on leave or unable to exercise his/her official functions for whatever the reason. If a shareholders meeting is convened by someone having the right to convene a meeting, but who is not a member of the Board of Directors, the said person shall chair the meeting. If more than one person has the right to convene the meeting, one shall be elected to chair the meeting.

6.	ASE may designate retained lawyers, certified public accountants or relevant personnel to attend the shareholders’ meeting. Staff handling administrative affairs of the shareholders’ meeting shall wear identification badges or arm-bands.

7.	ASE shall record the whole course of the shareholders’ meeting on audio tape or video tape, and shall keep the tapes on file for at least one year.

8.	The chairperson shall announce the commencement of the meeting when the scheduled time arrives. If the number of shareholders present represent less than half of all voting rights, the chairperson may delay the meeting. A meeting may be delayed twice for a combined maximum of one hour. If after two postponements the number of shareholders present is still insufficient while representing at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of the Company Act. If prior to the end of the meeting the shareholders present represent at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the meeting for a vote in accordance with Article 174 of the Company Act.

9.

Agenda of a shareholders meeting called by the board shall be decided by the board. The meeting shall proceed according to the agenda unless changed by a shareholders meeting resolution.

If the shareholders’ meeting is convened by someone entitled to convene such a meeting but who is not a member of the Board of Directors, the rules of the preceding paragraph shall apply mutatis mutandis.

Unless by the resolution of the shareholders’ meeting, the chairperson may not declare the meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two paragraphs have been completed.

After the meeting is declared ended, shareholders may not elect a chairperson to resume the meeting at the original location or at any other premises, unless such declaration by the chairperson has violated the rules of procedure, whereas one person may be elected the chairperson with the consent of one half of the votes represented by shareholders present to resume the meeting.

10.	While the shareholders’ meeting is in session, the chairperson may at his/her discretion allocate and announce time for breaks.

11.	Before a shareholder present at the meeting speaks, he/she shall first fill out a statement slip stating therein the main points of the statement, the shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. A shareholder present at the meeting that merely submits a statement slip without speaking is considered not to have spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern. Unless given consent by the chairperson and the speaking shareholder, other shareholders may not speak to interrupt when a shareholder is speaking; otherwise the chairperson shall stop the interruption.

12.

Unless permitted by the chairperson, no shareholder may speak more than twice regarding the same proposal, and shall not speak for more than five minutes each time.

If a shareholder violates the rules outlined in the preceding paragraph or goes beyond the scope of proposals in speaking, the chairperson may stop him/her from speaking.

13.	An institutional shareholder may assign only one proxy representative to attend the meeting on its behalf. In the event an institutional shareholder assigns two or more representatives to attend the shareholders’ meeting, only one of the representatives may speak on any single agenda item.

14.	After a shareholder present at the meeting speaks, the chairperson may reply in person or assign relevant personnel to reply.

15.	With respect to discussions of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussions shall cease and the proposal be submitted for a vote.

16.	The chairperson shall appoint monitors and ballot counters for voting on proposals. For qualifications, monitors must be shareholders. The results of each vote shall be announced on the spot and made into the minutes.

17.	Unless otherwise provided by the Company Act or ASE’s Articles of Incorporation, a proposal shall be approved by the consent of more than half of the votes of shares represented by shareholders present. In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as voting by ballot.

18.	Where there is an amendment or an alternative for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal. If any of these proposals is approved, alternative proposals shall be treated as rejected and not be voted on separately.

19.	The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector.”

20.	All matters not provided by these Rules herein shall be handled in accordance with the Company Act, relevant laws and regulations, as well as ASE’s Articles of Incorporation.

21.	These Rules shall come into force on the approval of the shareholders’ meeting, as shall any amendment.

■ Appendix 2

Advanced Semiconductor Engineering, Inc.

Rules Governing the Election of Directors

Article 1	:	Unless otherwise specified by the Company Act, the Securities and Exchange Act, and ASE's Articles of Incorporation, the election of ASE's directors shall be governed by these Rules.

Article 2	:

The election of ASE's directors may be carried out by shareholders via electronic voting.

When conducting the election of ASE's directors, in addition to electronic voting, shareholders may also use the ballots prepared by the Board of Directors and printed with their attendance pass serial numbers and the number of votes represented.

In the election described in the preceding paragraph, the name of a voter on the ballot may be replaced by the attendance pass serial number.

In the process of electing ASE's directors, the number of votes exercisable in respect of one share shall be the same as the number of directors to be elected, and the total number of votes per share may be consolidated for election of one candidate or may be split for election of two or more candidates. Independent and non-independent directors shall be elected at the same time, but in separately calculated numbers.

Article 3	:	In the election of ASE's directors, based on the provisions of ASE’s Articles of Incorporation regarding the number of positions for directors to be elected, candidates with the most number of votes (including electronic votes) shall be elected as independent directors or non-independent directors. If two or more candidates receive the same number of votes and the total number of elected persons has exceeded the number of positions to be elected, the matter shall be decided by a drawing of lots and the Chairman shall draw lots on behalf of those who are not in attendance. If an elected director is found to have provided erroneous personal information or if his or her election is determined to be invalid under applicable laws, the vacant position shall be filled by the next candidate with the highest number of votes in the same election, and subsequently announced at the same shareholders' meeting.

Article 4	:	When an election begins, the Chair shall assign several ballot examiners and tellers, respectively, with respective tasks.

Article 5	:	When a candidate is a shareholder, the candidate must indicate in the "candidate" column of the ballot his/her name on the account and account number. If the candidate is not a shareholder, he/she shall indicate his/her name and National ID number. If the candidate is the government or an institution, the name of the government or institution shall be provided in the candidate's column on the ballot; the name of the government or institution along with that of its representative may also be provided. In cases of several representatives, names of all the additional representatives shall be provided.

Article 6	:

A ballot with one of the following conditions is invalid:

1.    It is not a ballot specified under these Rules.

2.    It is not placed in the ballot box or a blank ballot.

3.    It is illegible.

4.    Name on the account and account number provided on the ballot disagree with those shown in the shareholders' roster if the candidate is a shareholder; the name and National ID number provided on the ballot are verified to be invalid if the candidate is not a shareholder.

5.    There is additional information than the name on the account (name) or account number (National ID number) of the candidate and the assigned voting rights.

6.    The name on the account (name) or account number (National ID number) of the candidate is not provided.

7.    Information of two candidates or more is provided on the same ballot.

Article 7	:	After all ballots are placed in the box, ballot examiners will open the ballot box.

Article 8	:	In case of a questionable ballot, the ballot examiner shall verify and decide whether or not it shall be voided. Voided ballots shall be placed separately. After vote counting is completed, the number of ballots is verified against the number of voting rights. Then, all the ballots are provided to the ballot examiner to be voided and signed.

Article 9	:	During vote counting, the teller will be supervised by a ballot examiner. The voting outcome is to be announced by the Chair on the spot.

Article 10	:	ASE will issue certificates of election to elected directors.

Article 11	:	These Rules shall come into force after the approval of the shareholders’ meeting, and so shall any later amendments, except for any amendments on June 26, 2014 which shall be implemented on the same day as the election of directors in 2015.

■ Appendix 3

Advanced Semiconductor Engineering, Inc.

Articles of Incorporation (Before Revisions)

Chapter I General Rules

Article 1	:	ASE is organized in accordance with the rules of the Company Act that governs companies limited by shares, and is named Advanced Semiconductor Engineering, Inc.

Article 2	:

Businesses operated by ASE:

1.     Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.

2.     Research and development, design, manufacture, assembly, reprocessing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.

3.     General export/import trades, excluding businesses requiring special permission.

4.     CC01080 Electronic components manufacturing industry

5.     CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)

6.     F119010 Electronic material wholesale business

7.     F219010 Electronic material retail business

8.     I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)

9.     JE01010 Leasing business

10.   ZZ99999 Engagement in businesses that are not prohibited or restricted by law with the exception of businesses requiring permit.

Article 3	:

Where ASE invests in another company as a limited liability shareholder, it is not subject to the restriction imposed by the Company Act providing that such investment shall not exceed a specified percentage of the total paid-in capital.

Article 4	:	ASE may provide external guarantees.

Article 5	:	ASE is headquartered in the Nantz Export Processing Zone, Kaohsiung City, Taiwan. Branches, offices or business locations may be set up in Taiwan or overseas with board resolutions.

Chapter II Shares

Article 6	:

ASE's registered capital is NT$100 billion, divided into 10 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board is authorized to issue the remainder in several batches.

Article 7	:

Share certificates of ASE are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued. According to Article 162-2 of the Company Act, ASE may choose to not provide share certificates in printed form.

Article 8	:

Title transfer of stocks shall be suspended within sixty days before the AGM is held, within thirty days before a shareholders’ provisional meeting is held, or within five days before the base date for distribution of stock dividends and bonuses or other benefits determined by ASE.

Article 9	:	ASE’s processing rules of stock affairs shall fully comply with pertinent laws and regulations promulgated by the authorities concerned.

Chapter III Shareholders’ Meeting

Article 10	:

ASE holds general and provisional shareholders' meetings. A general meeting is called by the board once a year within six months after the end of a fiscal year according to law. The provisional meeting is convened when necessary according to law.

Article 11	:

To convene the AGM and the shareholders’ provisional meeting, ASE shall inform each and every shareholder of the date, venue and purpose of convening the meeting thirty days and fifteen days respectively in advance before the meeting is held.

Article 12	:

Unless otherwise provided by the Company Act, a resolution of the shareholders’ meeting shall be adopted by the consent of more than one half of the votes represented by the shareholders present in a meeting attended by shareholders representing more than one half of the total issued shares.

Article 13	:	Unless specified in Article 179 of The Company Act whereas no voting right is entitled, a shareholder of ASE shall be entitled to one vote for each share held.

Article 14	:

If a shareholder is unable to attend the shareholders’ meeting for whatever the reason, he/she may present a proxy statement printed by ASE, stating therein the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to ASE five days in advance of the shareholders’ meeting being held.

Article 15	:	Unless otherwise stipulated in the Company Act, shareholders meetings shall be convened by the board and chaired by ASE chairman. Article 208 Paragraph 3 of the Company Act shall be followed if the chairman is absent. If a shareholders meeting is convened by someone having the right to convene a meeting, but who is not a member of the Board of Directors, the said person shall chair the meeting. If more than one person has the right to convene the meeting, one shall be elected to chair the meeting.

Chapter IV Directors and Supervisors

Article 16	:

ASE shall have seven to nine directors, of which there shall be two independent directors and five to seven non-independent directors, and also five to seven supervisors to be elected by the shareholders’ meeting from candidates with legal capacity. Each director and supervisor shall hold office for a term of three years, and may continue to serve if re-elected.

Election of directors and supervisors should be handled according to Article 198 of the Company Act and applicable laws and regulations.

When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held concurrently, with the names of the elected separately calculated, and those that receive the ballots representing the greatest number of voting rights will be elected as independent directors or non-independent directors.

The provisions under this chapter regarding supervisors shall cease to apply once the supervisors elected since 2012 have been relieved of their duties. The supervisors shall be replaced by an audit committee that ASE will establish in accordance with Article 14-4 of the Securities and Exchange Act. The Audit Committee shall be responsible for exercising the powers of supervisors under the Company Act, the Securities and Exchange Act, and other applicable laws. The Audit Committee shall consist of all independent directors and its powers and related matters shall be devised by the Board of Directors in accordance with the applicable laws.

In response to the establishment of the Audit Committee in the preceding paragraph, when ASE elects its directors in 2015, the number of directors and supervisors under paragraph 1 shall be amended to 11 to 15 directors, of which there shall be three independent directors and eight to twelve non-independent directors, and the position of supervisor shall be eliminated.

Article 16-1	:

Shareholders retaining at least 1% of all outstanding shares and the board may nominate candidates for independent directorship. A list of candidates determined at board meetings to meet the criteria for being elected independent directors are submitted by the board to the shareholders meeting for consideration; if the shareholder’s meeting is convened by another person with the authority to convene the meeting, after the person with the authority to convene the meeting examines the qualifications of the candidate(s) for serving as an independent director, the names are sent to the shareholder’s meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent director will be handled according to the Company Act, the Securities Exchange Law, and other applicable laws and regulations.

Article 16-2	:

Remuneration of independent directors shall be NT$2 million per person per year. If an independent director serves on the board for less than a year, s/he shall be paid pro rata for the number of days served. An independent director of ASE, if also serving as a member of ASE's Remuneration Committee, shall receive compensation of NT$360,000 per year. If the term of service is less than one year, the actual compensation received shall be calculated on a pro-rata basis for the actual number of days served.

Article 17	:

The Board of Directors shall be organized by the directors whose functions are as follows:

(1).   Preparing the business plan.

(2).   Making proposals regarding profit distribution or loss replenishment.

(3).   Making proposals regarding capital increase/decrease.

(4).   Reviewing and approving important rules and contracts.

(5).   Appointing and dismissing the president of ASE.

(6).   Establishing and dissolving branch organizations of ASE.

(7).   Reviewing and approving budgets and actual budget.

(8).   Other functions vested by The Company Act or by the resolution of the shareholders’ meeting.

Article 18	:

The Board of Directors shall be comprised of the directors. The chairman shall be elected from among the directors with at least two thirds in attendance and over half of those attending voting for him/her. A vice chairman may be elected in the same way. The chairman represents ASE in its external dealings. When the chairperson is on leave or unable to exercise his/her official functions for whatever the reason, an acting chairperson shall be designated in accordance with Article 208 of the Company Act.

Article 19	:

Unless otherwise provided by the Company Act, the board meeting shall be convened by the chairperson according to law. The meeting should be held at the location of ASE or any suitable location convenient for the directors, or by video conference.

Article 19-1	:

Board meetings shall be notified to directors and supervisors seven days in advance with the reason indicated. In an emergency, a board meeting may be called at any time.

Notifications of board meetings may be in writing or via email or fax.

Article 20	:	A director may present a written proxy statement to entrust another director as proxy to attend the board meeting and exercise voting rights on his/her behalf, but each director may act as a proxy for only one other director.

Chapter V Managers

Article 21	:	ASE shall have one president, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of the Company Act.

Chapter VI Accounting

Article 22	:

ASE’s fiscal year shall run from January 1 to December 31. At the end of each fiscal year, the Board of Directors shall prepare the various statements and reports as required by the Company Act and submit them to the AGM for ratification according to law.

Article 23	:

ASE’s net profits each year after the actual budget shall be distributed in the following order:

(1).     Replenishment of losses.

(2).     Allocation of 10% as the legal surplus reserve.

(3).     Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

(4).     For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.

(5).     Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized or measured at fair value through other overall gains or losses.

Any remaining profits, if any, shall be distributed as follows:

(6).     Allocation of 1%, inclusive, or less from the balance after the amounts mandated by Items 1 to 5 above have been deducted as the remuneration for directors and supervisors.

(7).     7%-11% of the remainder after deducting the amounts indicated in Items 1 to 5 shall be set aside for distribution as employee bonuses. 7% of the amount earmarked for employee bonuses shall be distributed according to the rules governing distribution of employee bonuses; the remainder exceeding the 7% to be distributed by the board among employees based on their individual contributions.

(8).     The Board of Directors shall be delegated to draw up a plan to distribute the remaining profits to shareholders pro rata according to the percentage of shares held by each S\shareholder.

Employees referred to in Item 7 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the Board of Directors.

Article 24	:	ASE is now at the stage of steady growth. To provide ASE with the funds it needs to expand and satisfy shareholders' desire for cash inflow, ASE adopts a Residual Dividend Policy. With which, cash dividends shall not fall below 30% of all dividends, with the remainder distributed in the form of stock dividends. Dividend distribution proposals shall be drafted by the board and approved by the AGM before they are implemented.

Chapter VII Supplementary Provisions

Article 25	:	The Articles of Incorporation and By-Laws of ASE shall be separately established.

Article 26	:	Any matters that are not completely provided by the Articles of Incorporation shall be handled in accordance with the Company Act.

Article 27	:	The Articles of Incorporation were established by the founders meeting under the agreement of all founders on March 11, 1984, and the first amendment was made on May 3, 1984.

The first amendment was made on May 3, 1984.

The second amendment was made on June 11, 1984.

The third amendment was made on June 25, 1984.

The fourth amendment was made on May 28, 1986.

The fifth amendment was made on July 10, 1986.

The sixth amendment was made on August 15, 1987.

The seventh amendment was made on May 28, 1988.

The eighth amendment was made on July 18, 1988.

The ninth amendment was made on September 1, 1988.

The tenth amendment was made on October 30, 1988.

The eleventh amendment was made on November 24, 1988.

The twelfth amendment was made on December 5, 1988.

The thirteenth amendment was made on February 21, 1989.

The fourteenth amendment was made on December 11, 1989.

The fifteenth amendment was made on March 31, 1990.

The sixteenth amendment was made on March 30, 1991.

The seventeenth amendment was made on April 11, 1992.

The eighteenth amendment was made on April 28, 1993.

The nineteenth amendment was made on March 21, 1994.

The twentieth amendment was made on March 21, 1995.

The twenty-first amendment was made on April 8, 1996.

The twenty-second amendment was made on April 12, 1997.

The twenty-third amendment was made on March 21, 1998.

The twenty-fourth amendment was made on June 9, 1999.

The twenty-fifth amendment was made on July 11, 2000.

The twenty-sixth amendment was made on June 1, 2001.

The twenty-seventh amendment was made on June 21, 2002.

The twenty-eighth amendment was made on June 21, 2002.

The twenty-ninth amendment was made on June 19, 2003.

The thirtieth amendment was made on June 19, 2003.

The thirty-first amendment was made on June 15, 2004.

The thirty-second amendment was made on June 30, 2005.

The thirty-third amendment was made on June 21, 2006.

The thirty-fourth amendment was made on June 28, 2007.

The thirty-fifth amendment was made on June 19, 2008.

The thirty-sixth amendment was made on June 25, 2009.

The thirty-seventh amendment was made on June 14, 2010.

The thirty-eighth amendment was made on June 28, 2011.

The thirty-ninth amendment was made on June 21, 2012.

The fortieth amendment was made on June 26, 2013.

The forty-first amendment was made on June 26, 2014.

■ Appendix 4

Status of Holdings of Directors and Supervisors

一、	According to Article 26 of the Securities Exchange Act, all directors shall retain no less than 126,285,570 shares in total and all supervisors no less than 12,628,557 shares in total.

二、	As of the ex-dividend date (April 25, 2015) shares retained by directors and supervisors are as follows:

April 25, 2015

Title	Name	Current Holdings
		Number of shares	Percentage of shares
Director	Richard H.P. Chang (Vice Chairman)	104,414,941	1.32%
Director	Rutherford Chang	1,779,708	0.02%
Director	A.S.E. Enterprises Limited	1,327,202,773	16.82%
	Represented by: Jason C.S. Chang (Chairman)
	Represented by: Tien Wu
	Represented by: Joseph Tung
	J&R Holding Ltd.	46,703,763	0.59%
	Represented by: Raymond Lo
	Represented by: Jeffery Chen
Independent Directors	Sheng-fu You	0	0.00%
	Ta-lin Hsu	0	0.00%
Supervisors	Jerry Chang	217,860	0.00%
Supervisors	Hung Ching Development & Construction Co., Ltd.	85,588,293	1.08%
	Represented by: Yuan-yi Tseng
	Represented by: Shih-hua Pan
	Represented by: Tien-chi Chen
	Represented by: Chun-che Lee

Note 1: As of the ex-dividend date, a total of 1,480,101,185 shares were retained by all directors, which meets the requirement under Article 26 of the Securities Exchange Act.

Note 2: As of the ex-dividend date, a total of 85,806,153 shares were retained by all supervisors, which meets the requirement under Article 26 of the Securities Exchange Act.

■ Appendix 5

Advanced Semiconductor Engineering, Inc.

Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors

2014 resolution to distribute earnings was approved at the board meeting held on March 30, 2015. Distribution of earnings approved at the board meeting is as follows:

1.        Cash bonus of NT$2,335,600,000 is to be distributed to employees.

2.        NT$211,200,000 is distributed as remuneration to directors and supervisors.

3.        The difference between the amount to be distributed and the combined amount of employee bonuses of NT$2,335,785,851 and remuneration to directors and supervisors of NT$212,344,171 is NT$1,330,022.

1.    Reason for the difference: Accounting estimate adjustments.

2.    Handling of the difference: The difference was recognized as changes in accounting estimates at the time the board passed the resolution. If the amount still changes on the day shareholders pass the resolution, it shall be treated as changes in accounting estimates and entered into accounts in the year shareholders pass the resolution.

■ Appendix 6

Impact upon Business Performance and EPS Resulting from Non-remunerative Share Allotment

Year Item			2015 (Estimate)
Paid-in capital at the beginning of the period (NT$1,000)			78,525,378
Status of distribution of shares and dividends for the year in question (Note 1, Note 2)	Cash dividend per share (NT$)		2.00
	Number of shares distributed for each share in earned surplus turned capital increase (shares)		None
	Number of shares distributed for each share in capital reserve turned capital increase (shares)		None
Status of change of operating performance	Operating profits		N/A (Note 3)
Increase (decrease) ratio of operating profits compared to the same period last year
After-tax net earnings
Increase (decrease) ratio of after-tax net earnings compared to the same period last year
Earnings per share (retroactive adjustment)
Increase (decrease) ratio of earnings per share compared to the same period last year
Average annual rate of return (counting average annual P/E ratio in reverse)
Projected earnings per share and P/E Ratio	If earned surplus-turned capital increase is completely replaced by distribution of cash dividends	Projected earnings per share
Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted	Projected earnings per share
Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted and earned surplus-turned capital increase is distributed in cash dividend instead	Projected earnings per share
Projected average annual rate of return

Note 1:	To be decided at the 2015 AGM.

Note 2:	A total of NT$15,589,825,292 will be distributed as dividends to shareholders at NT$2 per share, all of which will be distributed in cash. The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (7,794,912,646) of shares recorded in the Register of Shareholders as of March 19, 2015 after treasury stocks that were already bought back by ASE were subtracted. If at a later date ASE’s ECB holders exercise the right of conversion, or new shares are issued to employees against Employee Stock Option warrants, or new shares are issued by ASE for cash increase, or there is a buyback of ASE’s stock, or transfer or cancellation of ASE’s treasury stocks, which affects the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the Board of Directors to handle the situation and make adjustments accordingly.

Note 3:	According to the “Guidance Concerning Handling of Financial Forecast Information of Public Companies”, ASE is not required to disclose its financial forecasts for 2015.

Chairman: Jason C.S. Chang　 Manager: Richard H.P. Chang　 Accountant Manager: Hong-Ming Ku

Item 16G. Corporate Governance

As a company listed on the New York Stock Exchange, or the NYSE, we are subject to certain corporate governance rules of the NYSE. The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements. As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the SEC; 2) chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards. The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
Director independence
Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.

Two members of our board of directors are independent as defined in Rule 10A-3 under the Exchange Act. We do not assess the independence of our directors under the independence requirements of the NYSE listing standards.

Pursuant to relevant laws and regulations of the ROC, we have two independent directors on our board of directors that were elected through the candidate nomination system at our annual general meeting on June 21, 2012.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.	All of our directors attend the meetings of the board of directors. Our non-management directors do not meet at regularly scheduled executive sessions without management. The ROC Company Law does not require companies incorporated in the ROC to have their non-management directors meet at regularly scheduled executive sessions without management.
Nominating/Corporate governance committee
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a nominating/corporate governance committee. The ROC Company Law does not require companies incorporated in the ROC to have a nominating/corporate governance committee.
Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices.

The ROC Company Law requires that directors be elected by shareholders. Under ROC law and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors. Our two independent directors were elected through the candidate nomination system provided in our articles of incorporation. All of our non-independent directors were elected directly by our shareholders at our

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies

shareholders meetings without a nomination process.
Compensation committee
Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.	We have established a compensation committee on September 29, 2011 which was required by the regulations promulgated by the FSC in March 2011. The charter of such committee contains similar responsibilities as those provided under NYSE listing standards.
In addition to any requirement of Rule 10A-3(b)(1), all compensation committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	Our compensation committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our compensation committee member under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under ROC Securities and Exchange Act.
Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. Pursuant to the ROC Securities and Exchange Act, public companies shall either establish an audit committee or install supervisors provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisor. According the ruling issued by the FSC on February 20, 2013 (the “FSC Ruling”), we are required to retain an audit committee no later than the expiration of the term of the current directors and supervisors. We currently have supervisors and shall replace our supervisors by establishing an audit committee no later than the expiration of the term of our current directors and supervisors in accordance with the FSC Ruling.
The audit committee must have a minimum of three members. In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We currently have two members on our audit committee. Our audit committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.
The audit committee must have a written charter that provides for the duties and responsibilities set out in Rule 10A-3 and addresses certain other matters required by the NYSE listing standards.

Our audit committee charter provides for the audit committee to assist our board of directors in its oversight of (i) the integrity of our financial statements, (ii) the qualifications, independence and performance of our independent auditor and (iii) our compliance with legal and regulatory requirements and provides for the duties and responsibilities set out in Rule 10A-3. Our audit committee charter does not address all the

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies

matters required by the NYSE listing standards beyond the requirements of Rule 10A-3.

Because the appointment and retention of our independent auditor are the responsibility of our entire board of directors under ROC law and regulations, our audit committee charter provides that the audit committee shall make recommendations to the board of directors with respect to these matters.

Each listed company must have an internal audit function.	We have an internal audit function. Under the ROC Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors.
Our entire board of directors and the Chief Executive Officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.
Equity compensation plans
Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	We comply with the corresponding requirements of the ROC Company Law, the ROC Securities and Exchange Law, and the ROC Criteria Governing the Offering and Issuance of Securities by Securities Issuers, which require shareholders’ approval for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of the common shares on the Taiwan Stock Exchange on the grant date of the option, subject to the approval of the Securities and Futures Bureau of the FSC, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.
Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for Taiwan Stock Exchange and Taipei Exchange Listed Companies promulgated by the Taiwan Stock Exchange and the Taipei Exchange, and we provide an explanation of differences between our practice and the

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies

principles, if any, in our ROC annual report.
Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F. We have posted our code of ethics on our website.
Description of significant differences
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.
CEO certification
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	As a foreign private issuer, we are not required to comply with this rule; however, our Chief Executive Officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.
Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.	We intend to comply with this requirement.
Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.	We have complied with this requirement to date and intend to continue to comply going forward.
Website
Listed companies must have and maintain a publicly accessible website	We have and maintain a publicly accessible website.

Advanced Semiconductor Engineering, Inc. No.26, Jing 3rd Road, Nantz Export Processing Zone, Kaohsiung City 811 Tel: 07-3617131 Fax: 07-3613094 E-mail:ir@aseglobal.com Http://www.aseglobal.com